Exhibit (e)(1)

Excerpts from the Oshkosh Corporation Definitive Proxy Statement on Schedule 14A relating to the 2012 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on December 12, 2011

STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND OTHER LARGE SHAREHOLDERS

The following table shows the beneficial ownership of Common Stock of each director, each director nominee, each named executive officer appearing in the Summary Compensation Table on page 47, each other shareholder owning more than 5% of our outstanding Common Stock and the directors and executive officers (including the named executive officers) as a group.

“Beneficial Ownership” means more than “ownership” as that term commonly is used. For example, a person “beneficially” owns stock if he or she owns it in his or her name or if he or she has (or shares) the power to vote or sell the stock as trustee of a trust. Beneficial ownership also includes shares the directors and executive officers have a right to acquire within 60 days after December 6, 2011 as, for example, through the exercise of a stock option.

Except as otherwise stated in the footnotes to the following table, information about Common Stock ownership is as of December 6, 2011. At the close of business on December 6, 2011, there were 91,437,637 shares of Common Stock outstanding. Unless stated otherwise in the footnotes to the table, each person named in the table owns his or her shares directly and has sole voting and investment power over such shares.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Bryan J. Blankfield(1)(2)	249,019	*
Richard M. Donnelly(1)	43,152	*
Michael W. Grebe(1)	64,866	*
Peter B. Hamilton(1)	800	*
John J. Hamre(1)	11,353	*
Kathleen J. Hempel(1)	64,866	*
Wilson R. Jones(1)	108,124	*
Leslie F. Kenne(1)	2,686	*
Joseph H. Kimmitt(1)	168,874	*
Harvey N. Medvin(1)	34,454	*
J. Peter Mosling, Jr.(1)(3)	177,742	*
Craig P. Omtvedt(1)	21,453	*
Duncan J. Palmer(1)	800	*
David M. Sagehorn(1)(4)	197,135	*
John S. Shiely	—	—
Richard G. Sim(1)(5)	94,363	*
Charles L. Szews(1)(6)	469,358	*
William S. Wallace	2,183	*
Robert G. Bohn(1)(7)	875,140	*
All directors and executive officers as a group(1)(2)(3)(4)(5)(6)	3,085,908	3.29%
Icahn Group(8)	8,665,260	9.48%
The Vanguard Group, Inc.(9)	4,821,531	5.27%

*                      The amount shown is less than 1% of the outstanding shares of Common Stock.

(1)               Amounts shown include 687,834 shares for Robert G. Bohn, 222,666 shares for Bryan J. Blankfield, 31,616 shares for Richard M. Donnelly, 50,616 shares for Michael W. Grebe, 2,799 shares for John J. Hamre, 50,616 shares for Kathleen J. Hempel, 81,666 shares for Wilson R.

Jones, 1,024 shares for Leslie F. Kenne, 138,733 shares for Joseph H. Kimmitt, 15,816 shares for Harvey N. Medvin, 26,616 shares for J. Peter Mosling, Jr., 6,916 shares for Craig P. Omtvedt, 152,466 shares for David M. Sagehorn, 38,616 shares for Richard G. Sim, 333,800 shares for Charles L. Szews, 833 shares for William S. Wallace, and 2,184,625 shares for all directors and executive officers as a group that such persons have the right to acquire pursuant to stock options exercisable within 60 days of December 6, 2011. Amounts also include shares of restricted Common Stock, which are subject to forfeiture until they vest, in the following amounts to the following individuals listed in the table: 10,000 shares for Bryan J. Blankfield, 20,834 shares for Wilson R. Jones, 7,500 shares for Joseph H. Kimmitt, 33,334 shares for David M. Sagehorn, and 182,141 shares for all directors and executive officers as a group. Amounts shown also include restricted stock units under our Deferred Compensation Plan for Directors and Executive Officers, a portion which are subject to forfeiture until they vest, in the following amounts to the following individuals listed in the table: 2,286 units for Richard M. Donnelly, 2,875 units for John J. Hamre, 1,350 units for Leslie F. Kenne, 1,112 units for Craig P. Omtvedt, 800 units for Duncan J. Palmer, 1,350 units for William S. Wallace, and 9,774 units for all directors and executive officers as a group. Amounts shown also include units deemed to be invested in shares of our Common Stock that are credited to the following individuals’ accounts in the following amounts under the Deferred Compensation Plan: 1,013 units for Bryan J. Blankfield, 5,679 units for John J. Hamre, 10,388 units for Harvey N. Medvin, 23,497 units for Richard G. Sim, and 49,722 units for all directors and executive officers as a group. Restricted stock units and units held under the Deferred Compensation Plan will be distributed in the form of shares of our Common Stock.

(2)               Amounts shown include 1,502 shares as to which ownership is shared with Rebecca R. Blankfield, Mr. Blankfield’s wife.

(3)               Amounts shown include 151,126 shares as to which ownership is shared with Joan P. Mosling, Mr. Mosling’s wife.

(4)               Amounts shown include 8,354 shares as to which ownership is shared with Katherine A. Sagehorn, Mr. Sagehorn’s wife.

(5)               Amounts shown do not include 18,900 shares held in a joint account with Cynthia J. Robinson-Sim, Mr. Sim’s wife.

(6)               Amounts shown include 9,200 shares as to which ownership is shared with Rochelle A. Szews, Mr. Szews’ wife.

(7)               Robert G. Bohn retired from his position as Chief Executive Officer effective December 31, 2010 and from his position as Chairman of the Board effective February 1, 2011. Beginning January 1, 2011 and continuing through November 30, 2011, Mr. Bohn continued his employment with our company making himself available on an exclusive basis to consult with or otherwise assist our company at our request.

(8)               Amount shown is as described in Exhibit 1 to the Schedule 13D/A that High River Limited Partnership, Carl C. Icahn and certain other entities affiliated with Carl C. Icahn (collectively, the”Icahn Group”) filed with the SEC on November 4, 2011. The address of the Icahn Related Entities is 767 Fifth Avenue, 47th Floor, New York, New York 10153. The Icahn Related Entities reported shared voting and dispositive power with respect to the shares included in the amount shown.

(9)               Amount shown is as described in the Schedule 13G that The Vanguard Group, Inc. filed with the SEC on February 10, 2011. The Vanguard Group, Inc. is located at 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The Vanguard Group, Inc. has sole voting power with respect to 61,536 shares and sole dispositive power with respect to 4,759,995 shares, and has shared dispositive power with respect to 61,536 shares, included in the amount shown.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Pay for Performance Philosophy

Our Human Resources Committee follows a philosophy of linking our named executive officers’ compensation to performance that will ultimately reward our shareholders. We use compensation programs to attract and retain the best executive talent and to motivate our executives to exceed specific financial and organizational goals set each year. The components of our compensation strategies include allocating a greater portion of compensation to variable pay (annual bonus and long-term equity incentives) than to fixed compensation (base salary and benefits). We believe this mix is properly aligned with shareholder interests. Perquisites are few and related to business need, and executives must comply with executive officer stock ownership guidelines to link their interests to those of shareholders.

The Committee makes our annual compensation decisions in a thoughtful and deliberate way based on competitive market data that an independent compensation consultant provides and through open discussion within the Committee. We mitigate risks by having incentive plan caps, multiple approval review gates and a compensation clawback policy. Furthermore, each year, we complete a thorough risk analysis of our compensation programs.

Current market conditions can also influence the annual goals and tools we use to have prudent flexibility to adapt to changing situations. This flexibility ensures we can make the best decisions to attract and retain the “right” executives to deliver strong performance for our shareholders over time.

Business Highlights

Oshkosh Corporation is a leading global specialty vehicle manufacturer with a long track record of superior growth. From fiscal year 1997 through fiscal year 2010, sales and operating income grew at compound annual growth rates of 25% and 35%, respectively. We maintain the leading market share in virtually all of our businesses. Yet, since fiscal year 2008, we faced historic market forces with industry volumes down 40% to over 90% from prior peaks in our non-defense markets. We are also facing a potentially sharp downturn in our largest segment—defense, where U.S. defense spending is likely to decline over the next few years. Accordingly, we completed a comprehensive strategic study from January 2011 through July 2011 to, among other things, assess the outlook for each of our markets, consider strategic alternatives and develop strategic initiatives to address the difficult market forces then facing our company. The study culminated in the creation of our planned roadmap to deliver superior long-term earnings growth and increased shareholder value over the next business cycle and beyond. We named this plan our “MOVE Strategy” to reflect both our vision and the strategic elements of the plan. Our vision is to be “Mission Driven: To Move the World at Work.” The four elements of our plan include:

Market recovery and growth: capture the full upside of economic recovery and market growth with a strong focus on execution and conquest sales.

Optimize cost and capital structure: optimize our cost and capital structure to provide value for customers and shareholders.

Value innovation: continue to lead in product innovation over the full life cycle.

Emerging market expansion: drive international growth in targeted geographies.

We intend to achieve these four initiatives through a Mission Driven culture that values serving and delighting customers that perform important missions, such as protecting our men and women in the Armed Forces, fighting fires, rescuing accident victims, cleaning up refuse and rebuilding our world.

Our culture values “Honesty, Accountability, Respect and Citizenship,” the cornerstones of our code of ethics applicable to all employees—the Oshkosh Way. These values serve as our compass, guiding our decisions as we develop, market, sell and service our products, and when we recruit, hire, develop and compensate employees. We are particularly mindful of the value of accountability as we make decisions regarding executive candidate selection and the corresponding compensation packages we need to attract and retain talented people. We are committed to building an executive team that has exceptional strategic vision and leadership skills developed through significant experience, in-depth product knowledge and noteworthy personal accomplishments.

Alignment of Performance and Compensation

Our compensation philosophy, programs and practices support our Board of Directors, executive officers and employees as they work to meet and exceed both customer and shareholder expectations in the context of historically difficult market conditions. The specific compensation programs that we have in place are designed to retain key, talented executives during these difficult times and incentivize them to create the foundation for a new legacy of superior growth. Retention has become a critical focus area for us as our long-term success coupled with near-term difficult market conditions have led other companies to routinely target us for talent. Our fiscal year 2011 compensation plans contained restricted stock awards for the first time in many years to provide that element of retention while continuing cash incentives and other equity awards that reward our key executives for achieving better than industry benchmark performance tied to key business measures or superior performance in light of difficult market conditions. Given the challenges that exist with our businesses, we must have the competitive tools to recruit and retain experienced and talented executives to achieve these objectives and always be developing managers and technical employees to be future leaders in our company. Yet our compensation plans were targeted well within industry norms and are generally close to or below the 50th percentile to reflect lower near-term prospects for our company.

In line with our core values to be accountable to shareholders during these difficult market conditions, below is a summary of how we have aligned pay with current company performance and economic and market conditions:

•                  The cash compensation that we paid to our current President and Chief Executive Officer, Mr. Szews, in fiscal year 2011 placed him at approximately the 25th percentile for cash compensation paid to the chief executive officers of companies included in the Towers Watson Executive Compensation Database, and he asked not to receive a raise in fiscal year 2012. The other named executive officers received below market salary increases for fiscal year 2012 that we are implementing fifteen months after their last increases.

•                  In both September 2010 and September 2011, Mr. Szews declined equity compensation so that we could provide retention awards to key executives in September 2010 and limit total awards to named executive officers and other officers to cost conscious levels that remain competitive in both periods. Mr. Szews’ decision to forgo any equity compensation awards allowed us to avoid approximately $10 million of pre-tax costs related to such awards, assuming such awards would have been made at the 50th percentile of awards made to chief executive officers at similarly sized companies.

•                  We paid named executive officers, other than our former Chief Executive Officer pursuant to the terms of his retirement agreement, at the 50th percentile or lower compared to companies included in the applicable industry category of the Towers Watson Executive Compensation Database, except for Mr. Wilson Jones, given his critical role as President of the Access Equipment segment and who is an outstanding performer and leading candidate to ultimately succeed Mr. Szews. Consequently, we provided equity awards to Mr. Wilson close to the 75th percentile and annual cash compensation at slightly above the 60th percentile compared to companies included in the Towers Watson Executive Compensation Database.

•                  Mr. Bohn, who retired as Chief Executive Officer on December 31, 2010, received compensation prior to that date in accordance with an employment agreement initially negotiated in 1998.

We designed the specific incentives that we awarded in fiscal year 2011 for our named executive officers (other than Mr. Szews as to long-term incentives), and other executives, to provide considerable retention value as we weather the current challenging economic conditions that our business segments face. For long-term awards, we awarded a mix: time-based restricted stock to provide tangible value over the next three years to aid retention, and Total Shareholder Return (TSR) -based Performance Shares (as compared to the S&P Mid Cap 400) and stock options to provide longer term upside based on stock price appreciation. The fiscal year 2011 annual cash incentive plan continued to focus on Operating Income (OI) to drive share price appreciation, Return on Invested Capital (ROIC) as measured against a comparator group of industry peer companies, and Days Net Working Capital Improvement (DNWCI) in our business segments. We used ROIC and DNWCI to drive increased cash flow to reduce our leverage and appropriately cover our cost of capital. ROIC performance relative to the comparator group of industry peer companies was strong in fiscal year 2011 and exceeded the 75th percentile. Payouts in the annual cash incentive plan for fiscal year 2011 were generally between the minimum and target performance levels, which we believed was appropriate given the challenges we faced in our markets.

While we did increase salaries for fiscal 2011 based on evaluating the performance of our executives at the end of fiscal year 2010, which was a record earnings year, on the recommendation of management, we decided to defer salary adjustments for fiscal year 2012 to January 2012 to coincide with the timing of completion of performance evaluations for the full 2011 fiscal year. This change also provides some cost relief for fiscal year 2012. The Human Resources Committee will now make decisions about base salary adjustments annually in November.

In November 2011, the Human Resources Committee accepted the Chief Executive Officer’s recommendation to approve no base salary increase for the Chief Executive Officer for fiscal year 2012 and to implement base salary increases for executive officers (other than the Chief Executive Officer) effective January 2012 in acknowledgement of the executive team’s performance, but to limit those increases to 2% due to the difficult market conditions that exist for our company. Average increases for comparable executives and other professionals, based on Towers Watson data, are approximately 3% for fiscal year 2012.

This Compensation Discussion and Analysis explains our compensation programs and policies for fiscal year 2011, and in certain instances our plans for fiscal year 2012, and how those programs and policies affected the compensation we paid to the following, who are our named executive officers:

Charles L. Szews, President and Chief Executive Officer

David M. Sagehorn, Executive Vice President and Chief Financial Officer

Wilson R. Jones, Executive Vice President and President, Access Equipment Segment

Bryan J. Blankfield, Executive Vice President, General Counsel and Secretary

Joseph H. Kimmitt, Executive Vice President, Government Operations and Industry Relations

Robert G. Bohn, former Chairman and Chief Executive Officer who retired as Chief Executive Officer on December 31, 2010

Oversight

Our fiscal year 2011 ended September 30, 2011. During fiscal year 2011, the Human Resources Committee of our Board of Directors, which we refer to in this Compensation Discussion and Analysis as the Committee, consisted of the following independent directors: Mr. Richard M. Donnelly (Chairman), Mr. John J. Hamre, Ms. Kathleen J. Hempel, Mr. Michael W. Grebe, who served on the Committee until February 2011, and Gen. (Ret.) William S. Wallace, who joined the Committee in May 2011. As its charter provides, the Committee establishes, oversees and approves the compensation programs, awards, practices and procedures for our executive officers.

The Committee has the authority to engage the services of outside advisors, experts and others to assist it in performing its responsibilities. In fiscal year 2011, the Committee retained Towers Watson as its advisor on issues related to the Committee’s responsibilities. Throughout the year, the Committee regularly evaluated Towers Watson’s performance and provided Towers Watson appropriate feedback. See “Governance of the Company—Committees of the Board of Directors—Human Resources Committee” for more information on the processes and procedures of the Committee, including the role of Towers Watson in assisting the Committee as it sets executive officer and non-employee director compensation.

Compensation Philosophy and Objectives

We believe it is important that our compensation programs directly link a significant portion of our executives’ compensation to defined performance standards so that we:

•                  Give executives an incentive to perform with the interests of our shareholders in mind;

•                  Build a senior leadership team with the skills needed to successfully execute our strategy, be competitive in the relevant marketplace and increase the long-term market value of our company;

•                  Retain key executives, recognizing that our size and record of growth have made our executives frequent targets of executive search firms and that the cyclicality of our businesses can lead to uncertainty and potential turnover;

•                  Motivate our senior leaders to perform at their highest level; and

•                  Provide a balance between rewards that executives earn for annual results and those that they earn for strategic decisions that we expect will ensure sustainable long-term company performance. Performance measures can include company financial results compared to target and/or industry benchmarks.

Consistent with these objectives, the Committee has designed compensation programs that have varying time frames for earning and payment and involve both cash and equity awards. These include:

•                  Annual Compensation: Base salary, with potential merit increases based on performance, annual cash incentive awards tied to annual performance goals, employee benefits (e.g., health insurance) and limited perquisites (principally annual physicals and relocation packages when we ask executives to relocate);

•                  Long-Term Compensation: Equity-based long-term incentive awards, including performance-based awards; and

•                  Benefits Following Service: Benefits under qualified pension plans, retirement plans for senior executives, non-qualified deferred compensation plans, and employment and severance agreements.

Because we want our executives’ compensation to vary with our financial and share price performance, we designed our incentive compensation programs to reward improvement of operating income, improvement in efficiency of use of net working capital, return on invested capital and appreciation of our share price. For fiscal year 2011, the Committee expected reduced performance in our Defense segment and to a lesser extent Access Equipment segment due to the completion of most of the MRAP All Terrain Vehicle (M-ATV) contract in fiscal year 2010 and, in the Defense segment, a mix shift to the lower-margin FMTV contract. In addition, the Committee expected that commercial and fire and emergency segment performance would stabilize at lower levels or decline further. The Committee took these expectations into account in designing incentive compensation for fiscal year 2011 while noting that retention of executives was a higher priority in fiscal 2011 as employment opportunities in the market generally were increasing and our short term financial outlook was lower than our fiscal 2010 results.

Annual Compensation Plans Design Review

The Committee annually evaluates our compensation plans to determine if it is appropriate to make changes in plan design, types of awards or levels of pay. This evaluation includes a review of Towers Watson’s analyses of general industry compensation data, which provides comparative references for the Committee that we describe in more detail below. These analyses give the Committee an understanding of each executive’s total direct compensation package so the Committee can determine if our compensation structure is consistent with our goals.

Towers Watson also provides the Committee with updates regarding trends in executive compensation, recommendations for outside director and executive officer compensation, summaries of new or proposed regulations affecting executive compensation and special reports responding to specific inquiries from the Committee. The Committee also solicits Towers Watson’s recommendations for changes to our methods of compensating executive officers in light of these general developments as well as factors specifically affecting our company. This information provides input for the Committee to consider when adopting the performance measures we use for our annual cash incentive awards and the performance-based and retention-oriented elements of our equity-based long-term incentive awards.

In September 2010, the Committee decided to continue to use the Consolidated Operating Income and Return on Invested Capital performance measures for fiscal year 2011 to maintain the emphasis on maximizing income and debt reduction and on strong balance sheet management. The Committee also retained the Return on Invested Capital performance measure because it is a relative performance measure, requiring company performance to exceed certain thresholds relating to a peer group of companies in determining a portion of our executives’ annual compensation. To ensure that we are using appropriate peer group company comparisons, our compensation consultant periodically provides an evaluation and recommendation with respect to the appropriateness of such peer group company comparisons. The next evaluation will occur in fiscal year 2012.

Determining Pay Levels

On an annual basis, Towers Watson provides the Committee various analyses of general industry compensation data from its Executive Compensation Database, a survey of over 900 companies. We use this database because we believe the size ensures consistent and statistically valid data that is representative of the market in which we compete for executive talent. The Committee also uses targeted data for specific positions that are focused primarily on our Defense segment.

Towers Watson compiles data regarding base salary, target and actual annual cash incentive awards and long-term incentive awards for these companies. The data reflects the individual responsibilities of each position and company revenue size. Through a regression analysis, Towers Watson adjusts the base salary and annual cash incentive data to match our revenue size using our estimates of our annual revenues for the then current fiscal year. At the time that the Committee took action relating to fiscal year 2011 compensation in September 2010, the Committee noted that our fiscal 2011 revenues would likely be lower than our estimated 2010 revenues due in large part to the decline in M-ATV revenues that would occur in fiscal 2011.

For long-term incentive awards, Towers Watson compiles a long-term incentive report, which is a subset of its Executive Compensation Database. This report includes long-term incentive values for executives who perform duties at a subset of companies whose revenue is both higher and lower than ours that correspond to the duties that each of our named executive officers performs. For fiscal year 2011, Towers Watson used all companies within its Long-Term Incentive Plan Report with revenues between $6 billion and $10 billion in revenue in this report.

The Committee requests the Towers Watson data at the 25th, 50th, 60th, 70th and 75th percentile levels for base salary, target and actual annual cash incentive awards, and long-term incentive awards for each of our executive positions at companies whose total revenue, as reported, corresponds to our total revenue and whose executive positions have responsibilities that correspond to the responsibilities of our executive officers. The Committee made compensation decisions for fiscal year 2011 at the Committee’s meetings in September 2010 and November 2010 and used survey data that Towers Watson provided to us in August 2010. The Committee made compensation decisions for fiscal year 2012 at the Committee’s meetings in September 2011 and November 2011 and used survey data that Towers Watson provided to us in September 2011.

The Committee considers contributions of the executive officers by a review of their performance for the current year as compared to objectives that the Committee established the previous year. In setting performance objectives, the Committee considers the recommendations of Mr. Szews for each executive reporting to him. These performance objectives can emphasize the following financial and operational goals: earnings per share, revenue growth, cash flow improvement, working capital management, earnings growth, return on invested capital, operating income, operating income growth, operating income as a percent of revenue, customer relations, operational efficiency, international expansion, successful acquisition integration, debt reduction, cost containment, process improvement, innovation, talent development and implementation of lean manufacturing principles. Specific objectives for each executive reflect the responsibilities of their individual positions. The Committee independently sets similar performance objectives for the President and Chief Executive Officer. At the end of the fiscal year, each executive completes a self-assessment and provides that to the Chief Executive Officer for him to complete his evaluation of each executive’s performance as to specific performance objectives for the year. The Committee then reviews these evaluations by the Chief Executive Officer. In addition, the Committee evaluates in a subjective manner each executive’s leadership, technical skills and personal growth and development.

The following table summarizes the general target mix of pay (fixed versus variable) for our Chief Executive Officer and other named executive officers. As discussed further below, our Chief Executive Officer did not receive equity incentive awards in fiscal 2011.

Base Salary

For its review and adjustment of base salaries at its September 2010 meeting, the Committee used the Towers Watson Executive Compensation Database that Towers Watson provided to us in August 2010 by position to evaluate the competitiveness of our named executive officers’ base salaries. The Committee generally believes base salaries that are within a range of the 50th percentile for this database are competitive. To ensure the accuracy of this comparison, the Committee reviewed the position descriptions that Towers Watson used to validate that the positions fully reflect our expectations for the corresponding position. The Committee then reviewed the performance objectives identified above so that its base salary decisions for each executive reflected his or her performance and were otherwise consistent with all our compensation goals.

After analyzing the data and performance information, at its September 2010 meeting, the Committee made the following base salary adjustments for fiscal year 2011.

Named Executive Officer	Base Salary Adjustment as a % of Base Salary
Mr. Szews	—
Mr. Sagehorn	21.5%
Mr. Jones	12.8%
Mr. Blankfield	3.0%
Mr. Kimmitt	3.0%
Mr. Bohn	—

Mr. Szews did not initially receive a salary increase in his role as President and Chief Operating Officer. Mr. Bohn did not receive a salary increase due to his retirement from his position as Chief Executive Officer effective December 31, 2010.

Mr. Sagehorn’s base salary increased 21.5% to bring him to approximately the 50th percentile for his position, recognizing his contributions in helping achieve significant cash flow generation and debt reduction during a period of extreme economic weakness, his three-year tenure in his position, and his more than ten years of service with our company in financial positions of increasing responsibility. After reviewing the Towers Watson Executive Compensation Database and considering his new role, at the time of the increase, as President of our Access Equipment segment, we increased Mr. Jones’ salary 12.8% which placed him slightly above the 60th percentile. The Committee believed this increase in Mr. Jones’ salary was reasonable because it reflected his strong performance in his new role and recognized the challenges he faced that are associated with growing a business in a reviving market with extensive international operations.

The Committee noted that Mr. Blankfield received a 3% increase in his base salary as this amount was consistent with increases for other executive officers and was appropriate to maintain his salary at a competitive level as compared with the Towers Watson Executive Compensation Database. The Committee noted that Mr. Kimmitt received a 3% increase in his base salary as this amount was consistent with increases for other executive officers and was appropriate to maintain his salary at a competitive level as compared to all companies with similar positions included in Towers Watson’s Defense & Aerospace industry category.

At the Committee’s November 2010 meeting, the Committee approved a 46.0% increase in Mr. Szews’ base salary, effective as of October 1, 2010. The Committee acted in recognition of Mr. Szews’ promotion to President and Chief Executive Officer, which became effective January 1, 2011, and his transition to the functions of the Chief Executive Officer prior to that time. The base salary provided to Mr. Szews, which was $1,000,000 annually, placed him just below the 50th percentile of salaries for chief executive officers in the Towers Watson database.

For fiscal year 2012, the Committee, on the recommendation of management, moved the effective date of base salary adjustments to January 2012. The Committee determined to delay its base salary adjustment decisions until its November meeting to coincide with the timing of completion of performance evaluations for the full 2011 fiscal year. The Committee believes this timing better aligns its performance-based base salary adjustment decisions with the end of our fiscal year and reporting of final business results. The Committee will now consider base salary adjustments at its November meeting after performance reviews have been completed and reviewed with the Committee. In November 2011, the Human Resources Committee accepted management’s recommendation to implement base salary increases for executive officers (other than the Chief Executive Officer) effective January 2012 in acknowledgement of the executive team’s performance, but to limit those increases to 2% due to the difficult market conditions that exist for our company.

Annual Cash Incentive Awards

Our annual cash incentive plan links compensation to the achievement of specific short-term corporate performance goals that management recommends and the Committee reviews each year at its September meeting and approves at its November meeting after having received more current performance forecasts for the ensuing fiscal year. Under this plan, we tie a significant portion (in fiscal year 2011, up to a maximum 200% of base salary for Mr. Szews and 120% of base salary for Messrs. Sagehorn, Jones, Blankfield and Kimmitt) of an executive’s annual compensation to our performance relative to specific performance measures. Mr. Szews’ maximum percentage was increased to the 200% level in light of his promotion to President and Chief Executive Officer.

For the named executive officers (except Mr. Jones), the Committee used both a Consolidated Operating Income and a Return on Invested Capital performance measure for fiscal year 2011. The Committee set the fiscal year 2011 Consolidated Operating Income goal at a level lower than our consolidated operating income results for fiscal year 2010, largely reflecting the Committee’s expectation of significantly decreased revenue and operating income in the Defense segment and to a lesser extent Access Equipment segment due to the substantial completion of the M-ATV contract in fiscal year 2010. When the Committee set the fiscal year 2011 Consolidated Operating Income goal in November 2010, the Committee determined that there was a reasonable likelihood that executives would receive cash incentive payments between minimum and target payment levels, with any above-target payments being linked to exceptional performance.

For Mr. Jones, the Committee used a Consolidated Operating Income performance measure, an Access Equipment Segment Operating Income performance measure, and an Access Equipment Segment Days Net Working Capital Improvement, or DNWCI, performance measure for fiscal year 2011. The Committee determined to continue to provide business segment presidents the opportunity to be rewarded for results primarily tied to their business segment.

The performance goal of Return on Invested Capital equals our net income before extraordinary items, nonrecurring gains and losses, discontinued operations and accounting changes plus the after tax cost of interest expense for the four quarters ended June 30, 2011 divided by the simple average of total debt plus shareholders’ equity for the five quarters ended June 30, 2011. DNWCI represents our (or our relevant business segment’s) year over year improvement in Days Net Working Capital. Days Net Working Capital is based on average Net Working Capital over the last five fiscal quarters and the average daily sales for the fiscal year. Net Working Capital is defined as current assets (less cash) minus current liabilities (less short term debt). Operating Income equals income before other income/expense, income taxes, and income/equity of our unconsolidated affiliates.

The Return on Invested Capital measure compares our results to a limited comparator group of companies. Threshold, target and maximum performance levels will be met if our Return on Invested Capital results are at the 25th, 50th and 75th percentiles, respectively, of comparator group Return on

Invested Capital. We believe this group is representative of the industrial machinery, construction machinery, heavy truck and defense industries in which we compete with our products. We believe this smaller and more focused universe of companies improves the reliability of the comparison for the Return on Invested Capital measure because these companies are more likely to have investment needs similar to ours both to support the maintenance and improvement of their infrastructure and to ensure continued growth. For fiscal year 2011, the specific companies in the Return on Invested Capital comparator group were:

Return on Invested Capital

Comparator Group of Companies for Fiscal Year 2011

Industrial Machinery	Construction, Machinery, Heavy Truck	Defense
Parker-Hannifin Corp.	Cummins Inc.	L-3 Communications Holdings Inc
Danaher Corp.	Terex Corp.	Goodrich Corp.
ITT Corp.	AGCO Corp.	Rockwell Collins, Inc.
Dover Corp.	NACCO Industries, Inc.	Precision Castparts Corp.
Timken Co (The)	Trinity Industries, Inc.	Alliant Techsystems Inc.
SPX Corp.	Manitowoc Company, Inc. (The)	Teledyne Technologies Inc.
Pentair, Inc.	Joy Global Inc.	Hexcel Corp.
Harsco Corp.	Toro Co. (The)	Curtiss Wright Corp.
Briggs & Stratton Corp.	Accuride Corp.	Kaman Corp.
Flowserve Corp.	Wabash National Corp.	Moog Inc.
Kennametal Inc.	Federal Signal Corp
Crane Co.	Wabtec Corp.
Pall Corp.	Greenbrier Companies Inc. (The)
Tecumseh Products Co.
Mueller Industries, Inc.
Lincoln Electric Holdings, Inc.
Donaldson Co. Inc.
Gardner Denver, Inc.
Valmont Industries, Inc.
Barnes Group Inc.
IDEX Corporation

The Committee established threshold, target and maximum performance levels at its November 2010 meeting after reviewing management’s recommendations at its September 2010 meeting. For the Segment DNWCI and Segment Operating Income performance measures, our President and Chief Executive Officer presented to the Committee, and the Committee considered, forecasts of our Consolidated Operating Income and our consolidated DNWCI performance for fiscal 2011 that included estimates of the DNWCI and Operating Income performance levels required by each of our four business segments for us to achieve the Operating Income and Consolidated DNWCI forecasts. Management initially recommended the threshold, target and maximum performance levels, and the Committee made final adjustments and determinations. When making the determinations in November 2010, the Committee looked at our fiscal 2011 budget and anticipated industry trends.

Threshold performance levels represented our view of an acceptable level of performance short of target that merited receipt of a partial annual cash incentive award in view of our overall performance and desire for improvement in shareholder value. Providing an annual cash incentive award for achievement at the threshold performance level also aids in our ability to retain our key executives during periods of market weakness.

Using the 2011 Towers Watson survey data, the Committee set target payout levels to be at approximately the 50th percentile of target annual cash incentive awards for similar executive positions as shown in the Towers Watson Executive Compensation Database. The Committee set the target performance levels at amounts that we believed were very challenging and above our most likely performance level, but at amounts that were not impossible to achieve.

We set the maximum performance level to provide incentive to significantly enhance earnings, taking into consideration challenging market conditions in many of our businesses, to reduce debt and grow the business, and to ensure that executives would not receive a cash incentive award payment that is significantly above the market data for their positions as reflected in the Towers Watson survey. We set the maximum performance level at what we believed would be an extremely challenging level for our executives to achieve.

The Committee discussed the weighting between the Operating Income and Return on Invested Capital (ROIC) performance measures. For executive officers other than Mr. Jones, the Committee decided that Consolidated Operating Income would comprise 80% of the target weighting and ROIC would comprise 20% of the target weighting. For Mr. Jones, the Committee decided that the Consolidated Operating Income would comprise 20% of the target weighting, Access Equipment Segment Operating Income would comprise 60%, and Access Equipment Segment DNWCI would comprise 20% of the target weighting. At its November 2010 meeting, the Committee structured the annual cash incentive plan for fiscal year 2011 for the named executive officers (other than Mr. Jones) based upon the forecasted financial performance of our company as follows:

	Bonus Weighting	Threshold	Target	Maximum
Consolidated OI	80%	$457 Million	$577 Million	$698 Million
ROIC	20%	25th Percentile of Comparator Group Performance	50th Percentile of Comparator Group Performance	75th Percentile of Comparator Group Performance

OI = Operating Income

ROIC = Return on Invested Capital

Actual annual incentive consolidated operating income calculated under the terms of the plan was $506.4 million in fiscal year 2011, and consolidated ROIC was above the 75th percentile. Actual annual incentive consolidated operating income for purpose of the plan differs from consolidated operating income as it appears in our financial statements because the applicable plan language excludes certain non-cash, non-recurring items from the calculation of operating income.

The Committee structured the annual cash incentive plan for fiscal year 2011 for Mr. Jones as Executive Vice President and President of our Access Equipment segment based upon the forecasted financial performance of our company and the Access Equipment segment as follows:

	Consolidated Company and Access Equipment Segment—Specific Financial Performance Measures
	Bonus Weighting	Minimum	Target	Maximum
Consolidated OI	20%	$457 Million	$577 Million	$698 Million
Access Equipment OI	60%	$10 Million	$40 Million	$89 Million
Access Equipment DNWCI (Reduction) Percentage	20%	(70)%	(50)%	(30)%

OI = Operating Income (minimum 3% OI margin required for OI payment above target)

DNWCI = Days Net Working Capital Improvement (Reduction) Percentage

Actual annual incentive plan Access Equipment segment operating income calculated under the terms of the plan was $62.5 million and DNWCI (reduction) was (34.6%).

Actual performance in fiscal year 2011 for Consolidated Operating Income was above threshold and below target primarily due to lower revenue and margins, and actual performance in fiscal year 2011 for ROIC compared to the competitor group of companies was above maximum. As a result, Messrs. Szews, Sagehorn, Blankfield and Kimmitt received performance payouts between threshold and target. Mr. Jones received an award between the target and maximum level as Executive Vice President and President of our Access Equipment segment as his business segment performed above the target levels.

The chart below shows our ROIC performance for fiscal year 2011, and historically, relative to the comparator group of companies:

ROIC Results*

*                                         Note that we did not use ROIC for fiscal year 2009. Rather, we used consolidated DNWCI to focus on cash flow, which was more important at that time.

In November 2011, the Committee again assigned each executive threshold, target and maximum annual cash incentive award payment levels for fiscal year 2012 after a review of the competitive data from the Towers Watson Executive Compensation Database. To target the annual incentive award opportunity at approximately the 50th percentile of the competitive data (the targets are just below the 50th percentile), the Committee maintained the fiscal year 2011 payout opportunity for fiscal year 2012 for each of the named executive officers as follows:

	Threshold	Target	Maximum
Mr. Szews	50%	100%	200%
Mr. Sagehorn	30%	60%	120%
Mr. Jones	30%	60%	120%
Mr. Blankfield	30%	60%	120%
Mr. Kimmitt	30%	60%	120%
Mr. Bohn	N/A	N/A	N/A

Consistent with the performance measures that it selected for fiscal year 2011, for fiscal year 2012, the Committee selected Operating Income and Return on Invested Capital as our performance measures, other than for Mr. Jones. The Committee once again assigned a weighting of 80% for Consolidated Operating Income and 20% for Return on Invested Capital. For Mr. Jones, consistent with fiscal year 2011, the Committee structured the annual cash incentive plan for fiscal year 2012 to reflect a weighting of 20% for Consolidating Operating Income, 60% for Access Equipment Segment Operating Income, and 20% for Access Equipment Segment DNWCI.

For fiscal year 2012, following its review of an analysis provided by Towers Watson, the Committee updated the companies in the Return on Invested Capital comparator group to more accurately reflect our industry competition, business mix and revenue size. The comparator group for fiscal year 2012 includes companies in the same three distinct Standard Industrial Classification (SIC) industry groupings as in fiscal year 2011, Defense & Aerospace, Construction/Farm Machinery and Heavy Trucks, and Industrial Machinery, with annual revenues between $2 billion and $15 billion (approximately one-quarter to two times our annual revenue). The Committee removed fifteen companies from the comparator group that we used in fiscal year 2011 that had annual revenues below $2 billion or above $15 billion. The Committee added twelve companies to the comparator group for fiscal year 2012, five from the Defense & Aerospace SIC grouping, five from the Construction/Farm Machinery and Heavy Trucks SIC grouping, and two from the Industrial Machinery SIC grouping. The companies that were added met the revenue criteria the Committee established. As a result, the comparator group for fiscal year 2012 is:

Return on Invested Capital

Comparator Group of Companies for Fiscal Year 2012

Industrial Machinery	Construction/Farm Machinery and Heavy Trucks	Defense & Aerospace
Parker-Hannifin Corp.	WABCO Holdings Inc.	BE Aerospace Inc.
Stanley Black & Decker, Inc.	Terex Corp.	Goodrich Corp.
Dover Corp.	AGCO Corp.	Rockwell Collins, Inc.
Timken Co (The)	NACCO Industries, Inc.	Precision Castparts Corp.
SPX Corp.	Trinity Industries, Inc.	Alliant Techsystems Inc.
Pentair, Inc.	Manitowoc Company, Inc. (The)	Huntington Ingalls Industries, Inc.
Harsco Corp.	Joy Global Inc.	Spirit Aerosystems Holdings, Inc.
Briggs & Stratton Corp.	Navistar International Corp.	Curtiss Wright Corp.
Flowserve Corp.	PACCAR, Inc.	Textron, Inc.
Kennametal Inc.	Meritor, Inc.	Moog Inc.
Crane Co.	Sauer-Danfoss Inc.	Triumph Group, Inc.
Pall Corp.		ITT Corporation
Mueller Industries, Inc.
Lincoln Electric Holdings, Inc.
Donaldson Co. Inc.
Gardner Denver, Inc.
Valmont Industries, Inc.
Xylem Inc.

Equity-Based Long-Term Incentive Awards

We also grant equity-based long-term incentive awards. We structure these awards so that executives receive equity-based compensation when long-term shareholder value is increased. We believe these awards help ensure that executives consider the interests of our shareholders when they make long-term strategic decisions. We granted three kinds of equity-based long-term incentive awards to the named executive officers in fiscal year 2011 (other than Mr. Szews): stock options, performance share awards and restricted stock. Each of these awards is subject to the terms of our 2009 Incentive Stock and Awards Plan. As is described in “Additional Proposals Requiring Your Vote—Approval of an amendment and restatement of our 2009 Incentive Stock and Awards Plan,” we are asking shareholders to approve an amendment and restatement of our 2009 Incentive Stock and Awards Plan at the Annual Meeting primarily for the purpose of approving an increase in the number of shares available for issuance under the plan by a prudent amount.

The Committee believes these equity-based, long-term incentive awards are key components of our compensation program. The Committee designs them to encourage a focus on our long-term growth and performance as well as to encourage and facilitate ownership of our Common Stock by those executives from whom a commitment to shareholders is most important. In addition to motivating key executives, we believe equity based awards have proven to be a valuable tool in hiring and retaining key executives so that they remain our employees over time and contribute to increased shareholder value. The Committee generally grants individual equity awards for executives on an annual basis at the September Board meeting prior to the start of our next fiscal year. The only exceptions to this timing for granting equity awards are in the event of a new hire or if an executive officer receives a promotion.

In making equity-based long-term incentive awards in September 2011, the Committee reviewed the relevant data from the 2011 Towers Watson survey, using an estimate of annual revenues for the current fiscal year and companies in the appropriate subset revenue range. The data identifies a competitive dollar value of long-term awards for each position between the 25th and 75th percentiles.

Except for Mr. Jones and Kimmitt, the Committee determined to make equity awards in fiscal year 2011 that were generally valued at approximately the 50th percentile of competitive long-term incentive award data, while still providing retention value for key executives. In determining actual grants, the Committee decided to award on average 50% stock options, 20% performance shares and 30% restricted stock which is different than the mix of awards in fiscal year 2010 which was 80% stock options and 20% performance shares. The Committee added time-based restricted stock to the mix of awards in fiscal 2011 to provide greater emphasis on retention due to restricted stock having greater tangible value than stock options or performance shares. The Committee valued stock options using the Black-Scholes valuation model, performance shares using a Monte Carlo simulation model and restricted stock using fair market value of the Common Stock. Given his critical role as President of the Access Equipment segment, which we believed would be our primary growth opportunity in 2012 and 2013, the total award values of the stock option, performance share and restricted stock awards to Mr. Jones approximated the 75th percentile to recognize performance and as a retention incentive. Mr. Kimmitt’s equity award was above the general industry competitive data and just below the 25th percentile for all companies with similar positions included in Towers Watson’s Defense & Aerospace industry category given his critical role in our Defense segment business development efforts. The chart below shows the mix of compensation for our named executive officers, other than Mr. Szews, that is “at risk” and how it compares to that of the competitive market:

Sagehorn/Blankfield/Jones/Kimmitt	50th Percentile of Competitive Market

Note that the above does not include Mr. Szews as he received no long term incentive awards in fiscal 2011. For the second consecutive year and as the below graph illustrates, based upon the Committee’s acceptance of Mr. Szews’ recommendation, Mr. Szews did not receive equity-based long-term incentive awards as President and Chief Executive Officer so that we could provide retention awards to key executives in September 2010 and limit total awards to named executive officers and other officers to cost conscious levels that remain competitive in both periods. Also, in light of amounts disclosed for him under “Stock Ownership of Directors, Executive Officers and Other Large Shareholders,” Mr. Szews does have a significant interest in the performance of our Common Stock. The Committee’s decisions to not grant Mr. Szews long-term awards are in no way indicative of the Committee’s view of his performance, nor do they represent a change in the Committee’s compensation philosophies which include compensating executives at the 50th percentile of competitive pay. Mr. Bohn did not receive equity based long-term incentive awards in fiscal year 2011 due to his retirement from his position as Chief Executive Officer effective December 31, 2010.

Stock Options

The Committee believes stock options are a valuable tool that ties a portion of the executives’ compensation to stock price appreciation. Because participants realize value from stock options only when and to the extent that the price of our Common Stock on the date of exercise exceeds the exercise price of the option, there is a strong link between executive decision making and long-term shareholder value. The Committee also believes stock option grants enable us to attract highly skilled executives in the marketplace which is essential to our long-term success. This form of compensation provides executives with a competitive compensation package and an opportunity to create wealth by becoming owners of our Common Stock.

Each stock option that the Committee granted in September 2011 permits executives, for a period of seven years, to purchase shares of our Common Stock at the exercise price that is equal to the closing price of our Common Stock on the date of the grant. The stock options that we granted in September 2011 vest in three equal annual installments beginning one year after the grant date.

Performance Share Awards

The Committee awarded performance shares to certain of our named executive officers in fiscal 2011. Executives earn performance shares only if our total shareholder return, which is defined as stock price appreciation plus dividends, over three years compares favorably to a group of companies. The final number of shares awarded can be zero or can be doubled relative to the target for the award. Performance shares also support the Committee’s objective of increasing executives’ ownership interest in our company, but only if and to the extent that our total shareholder return reaches a specified level of performance relative to other companies.

Under these awards, executives realize value by receiving performance shares at the end of a specified time period based upon the number of target performance shares for an executive at the start of the period, provided that we achieve the established performance criteria.

An executive will earn performance shares under the program that the Committee approved in fiscal year 2011 if we achieve a total shareholder return that is at least equal to the 40th percentile of the total shareholder return that the group of companies comprising the Standard & Poor’s MidCap 400 Index achieves over the three-year vesting performance period. The Committee chose the Standard & Poor’s MidCap 400 Index rather than a more targeted index because it reflects the Committee’s view that there is a broad range of investment options available to shareholders.

The schedule below reflects the percent of target performance shares that an executive could earn at the end of the three-year period based on our performance:

3 Year Total Shareholder Return Percentile	Percent of Target Shares Award Earned
Below 40th Percentile	0%
40th Percentile	50%
60th Percentile	100%
80th Percentile	200%

The Committee believes the use of performance shares structured in this format will reward executives only if our performance results in our achieving shareholder return similar to companies in the Standard & Poor’s MidCap 400 Index. It also reinforces our pay for performance philosophy by providing target (100%) payout only if we achieve at least the 60th percentile, and up to a 200% maximum payout for performance at or above the 80th percentile. This approach adds the element of performance, rather than being a strictly time-based award.

Restricted Stock

The Committee believes restricted stock is a valuable tool that ties a portion of the executive’s compensation to stock price appreciation, and the vesting period helps our company retain the executive. Because participants realize more value to the extent that the price of our Common Stock on the vesting date is higher, there is a link between executive decision making and shareholder value. The fact that the restricted stock has no value unless the participant remains employed until the vesting date serves as a retention tool.

Each restricted stock grant that the Committee made in fiscal 2011 has a three-year vesting period with one-third vesting each year. To further support retention, for each restricted stock grant that the Committee made in fiscal 2011, the Committee changed a prior practice to provide that the shares of restricted stock do not vest upon retirement.

Retirement Benefits

We have long offered a variety of plans that provide retirement benefits. The retirement plans for the named executive officers include a 401(k) plan with company matching contributions which we offer to most employees. In addition, all of the named executive officers are eligible to participate in our qualified non-contributory defined benefit pension plan, which we also offer to the salaried employees in our corporate office and Defense business segment. We also offer supplemental executive retirement plans that are only available to executives on the recommendation of the Chief Executive Officer and with Committee approval. See “Pension Benefits” for more information regarding our supplemental executive retirement plans and our pension plan.

Deferred Compensation

Our named executive officers are also eligible to participate in our Deferred Compensation Plan for Directors and Executive Officers, which is a non-qualified, unfunded retirement savings plan. This plan allows the deferral of base salary and annual cash incentive awards into either an investment program, which pays a guaranteed rate of return based on the prime interest rate plus 1%, or a share program, which mirrors the performance of our Common Stock during the relevant time period, including dividends. Restricted stock grants and performance shares may also be deferred under the Deferred Compensation Plan.

See “Nonqualified Deferred Compensation” for more information regarding our deferred compensation plans.

Certain Perquisites and Benefit Programs

During fiscal year 2011, we provided limited perquisites to certain executive officers. Mr. Szews is eligible for an annual physical examination at our expense, but Mr. Szews elected to personally pay for the cost of his annual physical in fiscal year 2011. In addition, our company’s Board of Directors had approved Mr. Szews’ service as a member of the board of directors of another company in recognition of the valuable professional development opportunities such service can provide Mr. Szews while serving as our President and Chief Executive Officer. During fiscal year 2011, Mr. Szews traveled to this board’s meetings on our company aircraft to minimize travel time and to facilitate his service on that board.

For Mr. Bohn, these included payment of expenses related to tax, legal and financial planning assistance, as his employment agreement required, and payment of expenses related to an annual physical examination that we required Mr. Bohn to have while he was serving as our Chief Executive Officer. We also made a payment to Mr. Bohn to reimburse him for taxes he incurred on his perquisites and on that additional payment. We believed this was consistent with the terms of his employment agreement. Also under Mr. Bohn’s employment agreement, he was entitled to life insurance and he was entitled to long-term disability benefits. While serving as our Chief Executive Officer, Mr. Bohn received the benefit of a life insurance policy, and our company paid the premiums. Following the effective date of Mr. Bohn’s retirement from his position as Chief Executive Officer and the termination of his employment agreement on December 31, 2010, we no longer paid the premiums on a life insurance policy for Mr. Bohn. In addition, our company’s Board of Directors had also approved Mr. Bohn’s service on other company boards, and during fiscal year 2011 prior to his retirement from his position as Chief Executive Officer, Mr. Bohn also traveled to a board of directors meeting on our company’s aircraft to minimize travel time and to facilitate his service on these boards.

We provided health and welfare benefit plans to all of our executives under the plans available to most of our employees. These included medical, dental, vision, life insurance, and short- and long-term disability coverage. All of our executives were eligible for an annual executive physical examination outside the normal health plan but none were reimbursed in fiscal year 2011. Mr. Szews and other executives utilize the health plan for routine annual physicals as needed. In addition, we made payments to Mr. Jones to reimburse him for taxes he incurred for relocation expenses in accordance with our relocation policies and on that additional payment. Finally, we made payments to certain executives to reimburse these executives for taxes they incurred for spousal travel (Messrs. Jones, Blankfield and Kimmitt) when it was appropriate to have the spouse travel with the executive for business-related reasons, but the spousal travel was taxable under applicable tax rules, and on that additional payment.

Executive Employment and Severance Agreements and Other Agreements

Employment Agreement

The only named executive officer with whom we currently have an employment agreement is Mr. Szews. The other named executive officers have a severance agreement (See “Severance Agreements”) under which certain benefits would become payable to the executive in the event of a change in control of our company and subsequent termination of the executive’s employment. Mr. Szews also has a severance agreement and his employment agreement does not provide for benefits payable to him in the event of a change in control of our company.

We first entered into an employment agreement with Mr. Szews in 2007. We subsequently entered into an amended and restated employment agreement with Mr. Szews in 2008 and again on April 26, 2011 in connection with his appointment to the position of Chief Executive Officer. We have an employment agreement with Mr. Szews because he holds a critical position that is highly visible to the investment community and other outside constituents. Our loss of Mr. Szews would result in concerns among external parties and could lead to an adverse impact on our share price. Therefore, we want to retain his services and have protection in the form of various restrictive and protective covenants, such as an agreement not to compete with us for a certain time should he decide to terminate his employment with us. Our Human Resources Committee believes that the terms of the amended and restated employment agreement that we entered into with Mr. Szews on April 26, 2011 are in the aggregate significantly more favorable to our company compared to those of our prior Chief Executive Officer’s employment agreement.

The initial term of Mr. Szews’ employment agreement expires on December 31, 2012. Following the expiration of the initial term, the term of the employment agreement will be automatically renewed and extended annually for periods of one year unless either party gives notice of nonrenewal. However, the term of the employment agreement will not be automatically renewed and extended beyond the date on which Mr. Szews would attain age 62. The employment agreement provides that Mr. Szews is entitled to a base salary of a specified amount and the right to participate in all employee benefit plans offered to our other senior executives. If we terminate Mr. Szews’ employment without cause or Mr. Szews terminates his employment for good reason, then, provided that Mr. Szews executes a release of claims against us, Mr. Szews will generally be entitled to receive, in lieu of base salary and bonus for the remaining term of the employment agreement, severance pay in an amount determined pursuant to the terms of the employment agreement. If Mr. Szews is entitled to severance pay, then, for no additional consideration, Mr. Szews is obligated to make himself available to consult with and otherwise assist or provide general advice to our then Chief Executive Officer and to our Board of Directors as and at such times as they may reasonably request during the two-year period after the date of termination of Mr. Szews’ employment. See “Potential Payments upon Termination or Change in Control” for more information regarding Mr. Szews’ employment agreement and potential amounts that we may pay to Mr. Szews under the employment agreement.

Prior to Mr. Bohn’s retirement as Chief Executive Officer, we had an employment agreement with Mr. Bohn. In connection with his retirement, we entered into a Retirement Agreement with Mr. Bohn on September 21, 2010. The Retirement Agreement provides that Mr. Bohn’s employment agreement terminated on December 31, 2010, except for certain provisions contained in the employment agreement, which remain in effect for such time as set forth in the Retirement Agreement. In determining to enter into the Retirement Agreement with Mr. Bohn, the Committee took into account the terms of his employment agreement and the values of the payments and benefits to which he was entitled under that agreement. The Committee also received the advice of Towers Watson and special counsel to the Board. Ultimately, the Committee concluded that the aggregate value of the retirement terms did not differ materially from the values of the payments and benefits to which Mr. Bohn was entitled under his existing employment agreement, which we had previously disclosed and was initially negotiated in 1998. Among other reasons, we entered into the Retirement Agreement to facilitate an orderly transition of the Chief Executive Officer and Chairman of the Board positions, to clarify certain matters under Mr. Bohn’s employment agreement, to extend the terms of noncompetition and restrictive covenant provisions of his employment agreement and to obtain a general release from Mr. Bohn. See “Potential Payments upon Termination or Change in Control” for more information regarding Mr. Bohn’s employment agreement and the Retirement Agreement and the amounts that we paid to Mr. Bohn in fiscal 2011 and may pay to Mr. Bohn in the future under his employment agreement and the Retirement Agreement.

Severance Agreements

We have severance agreements with Messrs. Szews, Sagehorn, Jones, Blankfield and Kimmitt that we intend to provide each of them with reasonable compensation if their employment is terminated in certain defined circumstances, primarily following a change in control of our company. We entered into these agreements to provide us with certain protections, specifically to retain key executives prior to or following a change in control and to ensure key executives keep in mind the best interests of shareholders when making decisions during a potential or actual change in control. The Committee administers the severance agreements and selects executive officers who are eligible for these agreements. In fiscal year 2009, the Committee determined that the company would not enter into any new severance agreement that provides for an Internal Revenue Code Section 280G tax gross up benefit. Although the Committee has since approved amendments to certain severance agreements that the company had entered into prior to the Committee’s determination, the amendments that the Committee has approved with respect to those severance agreements that provide for a Section 280G tax gross up benefit have been only those necessary to cause such severance agreements to comply with Internal Revenue Code Section 409A.

Under the executive severance agreements, after a change in control of our company, if we terminate the executive’s employment other than by reason of death, disability or for cause, then the executive is entitled to a cash termination payment of up to three times base salary and bonus (except for Mr. Jones, who is entitled to two times base salary and bonus) and other benefits, including additional pension benefits (except for Mr. Jones), outplacement services, legal services and continuation of welfare benefits for up to three years (except for Mr. Jones, who is entitled to up to two years of continuation of welfare benefits). Each executive is also entitled to a cash termination payment and other benefits if the executive terminates his employment for good reason, as defined in the severance agreements, after a change in control. The agreements also provide for a tax gross-up payment to the executive (except for Mr. Jones, whose agreement does not provide for such a payment) if any payments in connection with the change in control are subject to the 20% excise tax imposed by the Internal Revenue Code for “excess parachute payments.” In fiscal 2011, the Committee approved revisions to the form of agreement to which Mr. Jones is a party to provide that, to the extent that payments to Mr. Jones under his agreement would be considered “excess parachute payments,” the payments will be reduced to a point at which they are no longer considered excess parachute payments, or he will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to him. The Committee approved these revisions because it concluded that the prior approach of simply reducing payments to a point at which they are no longer considered excess parachute payments could, for some executives, have the effect of decreasing too severely the benefits that the agreements provide with the result that the agreements would not serve their intended purpose. The Committee has approved severance agreements for other officers with terms that are not as favorable to those officers (among other things, by providing for a maximum of one times base salary and bonus), and the Committee carefully selects the appropriate agreement for a given executive after considering market conditions and other relevant circumstances in each case.

See “Potential Payments upon Termination or Change in Control” for more information regarding these severance agreements and potential amounts that we may pay under them to our named executive officers.

Executive Incentive Compensation Recoupment Policy

On September 19, 2011, the Committee adopted the Oshkosh Corporation Executive Incentive Compensation Recoupment Policy, which is also known as a “clawback policy.” The policy applies to all non-equity incentive compensation and equity awards to “covered executives,” including our named executive officers, granted on or after September 30, 2011. Under the policy, if we are required to prepare an accounting restatement relating to our publicly-reported consolidated financial statements due to our material noncompliance with financial reporting requirements under U.S. federal securities laws, then we will have the right, to the extent permitted by governing law, to take appropriate action to recoup all or part of any incentive award that we actually paid to a covered executive if the amount of money or number of shares paid to the executive was expressly based on the achievement of financial results that were subject to the restatement and the executive would have been paid a lower amount or number under the express terms of the incentive award based on the financial results after the restatement. The amount of non-equity incentive compensation to be recovered will be the excess of the amount actually paid to the covered executive, calculated on the basis of the financial results before the restatement, over the amount that would have been paid had the amount been calculated on the basis of the financial results giving effect to the restatement. The amount of any equity award to be recovered will be the excess of the number of shares of our Common Stock (or equivalent value) actually paid to the covered executive, calculated on the basis of the financial results before the restatement, over the number of shares (or equivalent value) that would have been paid had the number been calculated on the basis of the financial results giving effect to the restatement.

Stock Ownership Guidelines for Executive Officers

The Committee has adopted executive officer stock ownership guidelines that apply to executive officers to align these individuals’ interests with those of shareholders with respect to improving our stock performance in the long term. The Committee last changed these guidelines on February 4, 2008 to increase stock ownership levels to the following levels:

Chief Executive Officer	Five Times Annual Base Salary
Chief Financial Officer	Four Times Annual Base Salary
Executive Vice Presidents	Three Times Annual Base Salary

These guidelines recommend that each named executive officer achieve the level of stock ownership set forth in these guidelines within five years of commencement of employment or promotion. Stock ownership includes stock that is not restricted in any way and the value of exercisable stock options for which the exercise price is less than the current market value of a share of our stock, based upon the market price of our stock, the exercise price and taxes that the officer would pay on exercise.

As of May 2011, when the Committee last reviewed these guidelines, Mr. Szews and Mr. Blankfield exceeded the stock ownership levels in these guidelines. Mr. Kimmitt’s stock ownership level was 2.7 times his annual base salary. Mr. Kimmitt’s stock ownership did not meet the stock ownership level for an executive serving in his position as set forth in these guidelines. As a result, Mr. Kimmitt will not receive approval to sell shares or exercise options unless he reinvests the net proceeds in shares of our company during any of our trading windows until he satisfies that stock ownership level. Mr. Sagehorn and Mr. Jones have not been in their current positions for five years.

Tax Treatment of Compensation

Section 162(m) of the Internal Revenue Code limits our income tax deduction for compensation paid in any taxable year to certain executive officers that exceeds $1,000,000 unless such compensation falls within certain exceptions. It is the policy of the Committee that we should use our best efforts to cause any compensation paid to executive officers in excess of this dollar limit to qualify for such exceptions and thereby continue to be deductible by us. In particular, the 2009 Incentive Stock and Awards Plan was designed to permit awards made under it to qualify for the Code’s exception for “performance-based compensation.” The Committee views the tax deductibility of executive compensation as one of the many factors to be considered in the context of its overall compensation objectives. The performance shares we awarded in September 2008 are not deductible under Section 162(m) since our shareholders had not yet approved the performance measure of total shareholder return under Section 162(m) at the time of the awards. However, as a result of our shareholders’ approval of the 2009 Incentive Stock and Awards Plan, the performance shares we awarded in September 2009 and September 2010, which were also based on total shareholder return, will be deductible for Section 162(m) purposes.

Our deferred compensation plan, SERP, certain awards under our 2009 Incentive Stock and Awards Plan and employment and severance agreements are subject to Section 409A of the Internal Revenue Code. We have updated these plans and agreements to ensure continued compliance.

Conclusion

We believe our executive compensation programs position us to compete when recruiting, selecting, and seeking to retain key executives. The issue of executive retention has increased in importance to us over the past twelve months as alternative employment opportunities have become more frequently available and we are a prime target of certain executive search firms. We further believe that our use of equity-based incentives will retain our key talent, aligns the interests of executive management with the interests of shareholders, and that these incentives will motivate executives to create long-term shareholder value. In developing compensation plans for fiscal year 2012, the Committee considered the positive “say on pay” vote of our shareholders at our 2011 Annual Meeting of Shareholders. As a result and as we described in this Compensation Discussion and Analysis, the Committee kept in place for fiscal year 2012 many of the same executive compensation program components that it had disclosed to shareholders in our proxy statement for the 2011 Annual Meeting of Shareholders.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes for our last three fiscal years the compensation paid to or earned by our Chief Executive Officer, our Chief Financial Officer and our next three highest paid executive officers. We refer to such individuals in this Proxy Statement as our named executive officers. As we discuss more fully in the notes to the table, we calculated amounts for equity awards based on SEC rules. Therefore, the amounts shown are not necessarily actual amounts we paid to these officers or that these officers will receive in the future. Information is not included for Mr. Blankfield for fiscal 2009 and 2010 because he did not become a named executive officer until fiscal 2011. Information is not included for Mr. Jones for fiscal 2009 because he did not become a named executive officer until fiscal 2010. Information is included for Mr. Bohn because Mr. Bohn served as our Chief Executive Officer until December 31, 2010, and such information includes all compensation paid to Mr. Bohn during fiscal 2011 under the terms of his employment agreement and his Retirement Agreement.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)(4)(5)	Total ($)
Charles L. Szews,	2011	983,037	—	—	—	960,126	1,013,334	5,536	2,962,033
President and Chief	2010	684,950	—	—	—	1,095,920	437,290	14,117	2,232,277
Executive Officer	2009	583,377	—	345,200	1,421,880	244,116	432,342	3,873	3,030,788

David M. Sagehorn,	2011	561,155	—	652,925	646,365	326,797	211,237	8,299	2,406,778
Executive Vice President	2010	465,003	—	768,920	855,799	558,004	84,193	17,871	2,749,790
and Chief Financial Officer	2009	411,021	—	172,600	736,950	124,434	45,590	2,191	1,492,786

Wilson R. Jones,	2011	438,078	—	386,750	367,850	361,681	37,894	7,393	1,599,646
Executive Vice President and	2010	355,385	—	566,675	622,399	330,712	35,326	81,625	1,992,122
President, Access Equipment

Bryan J. Blankfield	2011	438,648	—	319,150	310,045	253,999	300,880	9,029	1,631,751
Executive Vice President,
General Counsel and Secretary

Joseph H. Kimmitt,	2011	402,162	—	246,675	241,730	232,871	494,853	15,720	1,634,011
Executive Vice President,	2010	390,886	—	97,160	625,512	469,063	248,970	15,243	1,846,834
Government Operations and	2009	361,265	—	103,560	424,830	104,601	190,955	11,869	1,197,080
Industry Relations

Robert G. Bohn,	2011	2,147,070	—	—	—	—	679,990	107,879	2,934,939
Former Chief Executive	2010	1,184,501	—	—	—	2,369,004	479,030	86,849	4,119,384
Officer	2009	1,015,807	—	863,000	3,468,000	527,813	366,810	76,584	6,318,014

(1)                  As applicable SEC rules require, amounts in this column are based on the aggregate grant date fair value of awards to our named executive officers under our 2004 Incentive Stock and Awards Plan and our 2009 Incentive Stock and Awards Plan rather than actual amounts we paid to these officers or amounts that the officers actually realized or will realize as a result of these awards. We computed the aggregate grant date fair value of these awards in accordance with FASB ASC Topic 718, Stock Compensation, which we refer to as FASB ASC Topic 718, except that, in compliance with SEC requirements, for awards that are subject to performance conditions, we reported the value at the grant date based upon the probable outcome of such conditions. We based the fair value of stock awards on the market price of the shares awarded on the date of grant (which considers the value of dividends that the holder of restricted shares is entitled to receive). We calculated the fair values of option awards using a Black-Scholes valuation model. Note 17 to our audited consolidated financial statements for the fiscal year ended September 30, 2011, which we included in our Annual Report on Form 10-K that we filed with the SEC on November 16, 2011, includes assumptions that we used in the calculation of these amounts. In fiscal 2011, we granted performance shares to certain of our named executive officers that vest at the end of the third fiscal year following the grant date. Our named executive officers earn performance shares only if our total shareholder return over the three year performance period compares favorably to that of a comparator group of companies. Potential payouts range from 0% to 200% of the target values for these awards. Where amounts in this column include these performance share awards, the amounts in the table assume achievement of the target level of performance (100% payout) for such awards. Assuming performance at the highest level, the aggregate grant date values of the stock awards for each of our named executive officers that received such awards during fiscal 2011 were as follows: (i) for Mr. Sagehorn, $1,443,000; (ii) for

                             Mr. Jones, $817,700; (iii) for Mr. Blankfield, $692,640; and (iv) for Mr. Kimmitt, $548,340. We did not grant any performance share awards to Mr. Bohn or Mr. Szews during fiscal 2011.

(2)                  The amounts in this column reflect the actuarial increase from the prior year in the present value of the named executive officer’s benefits under our applicable retirement plans that apply determined using the assumptions set forth in footnote (2) to the Pension Benefits Table below.

(3)                  We paid $38,128 in life insurance premiums on behalf of Mr. Bohn in fiscal year 2011. We also provided Mr. Bohn certain perquisites and personal benefits including payment of expenses for tax preparation, legal and financial planning assistance, use of the corporate plane for travel to meetings of the other boards of directors on which he serves, and a yearly physical examination. In addition, we paid Mr. Bohn $50,415 to reimburse him for taxes he incurred on his perquisites and on that additional payment.

(4)                  We paid relocation-related costs for Mr. Jones in connection with Mr. Jones’ promotion to the position of President of our Access Equipment segment in June 2010. These costs included temporary living expenses and costs related to Mr. Jones’ and his spouse’s travel to purchase a home in Maryland on a regularly scheduled business flight of the company plane.

(5)                  We provided Mr. Kimmitt certain perquisites and personal benefits, including use of an automobile. We also provided Mr. Kimmitt health benefits at no incremental cost to us and the use of the company plane for his spouse to travel to a company business event.

EXECUTIVE COMPENSATION

Grants of Plan Based Awards

The table below sets forth information regarding all incentive plan awards that we granted to our named executive officers in fiscal 2011 under our 2009 Incentive Stock and Awards Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair Value of Stock and Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Units (#)	Options (#)	Awards ($/Sh)	Awards ($)(3)
Charles L. Szews	9/19/2011	500,000	1,000,000	2,000,000	—	—	—	—	—	—	—
David M. Sagehorn	9/19/2011	169,500	339,000	678,000	13,750	27,500	55,000	20,000	61,500	19.24	1,299,290
Wilson R. Jones	9/19/2011	132,000	264,000	528,000	7,500	15,000	30,000	12,500	35,000	19.24	754,600
Bryan J. Blankfield	9/19/2011	131,742	263,484	526,968	6,500	13,000	26,000	10,000	29,500	19.24	629,195
Joseph H. Kimmitt	9/19/2011	120,784	241,567	483,134	5,250	10,500	21,000	7,500	23,000	19.24	488,405
Robert G. Bohn	9/19/2011	—	—	—	—	—	—	—	—	—	—

(1)                  The amounts shown represent the threshold, target and maximum awards that each of our named executive officers can earn under our annual cash incentive plan for fiscal year 2012 as we describe more fully under “Compensation Discussion and Analysis—Annual Cash Incentive Awards.”

(2)                  The amounts shown represent the threshold, target and maximum amounts of performance share awards that we awarded in fiscal year 2011 to the named executive officers under our 2009 Incentive Stock and Awards Plan as we describe more fully under “Compensation Discussion and Analysis—Equity Based Long-Term Incentive Awards—Performance Share Awards.” The threshold amount is total shareholder return at or above the 40th percentile as compared to total shareholder return of the group of companies comprising the Standard & Poor’s MidCap 400 Index over a three year performance period. Payments are prorated for performance between the 40th and 80th percentiles. We pay the awards that executives earn in shares of our Common Stock on a one-for-one basis and include credit for any dividends the Board approves during the performance period. However, we do not pay dividends or dividend equivalents with respect to unearned performance share awards.

(3)                  The dollar amount shown reflects the grant date fair value of the stock options that we granted in fiscal year 2011 calculated in accordance with FASB ASC Topic 718. Performance share awards are reflected at the target payout level, which is based on the probable outcome of the actual performance. If performance share awards were reflected at maximum payout levels, the totals in this column would be $2,089,365 for Mr. Sagehorn, $1,185,550 for Mr. Jones, $1,002,685 for Mr. Blankfield and $790,070 for Mr. Kimmitt.

EXECUTIVE COMPENSATION

Outstanding Equity Awards at September 30, 2011

The table below sets forth information on outstanding stock options and awards and unvested stock awards that our named executive officers held on September 30, 2011.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options— Exercisable (#)	Number of Securities Underlying Unexercised Options— Unexercisable (#)(1)(2)	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date(1)(2)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)(5)(6)
Charles L. Szews	34,000	—	—	28.27	10/14/14	—	—	20,000	314,800
	40,800	—	—	41.04	10/19/15
	37,800	—	—	49.98	10/18/16
	52,200	—	—	54.63	10/17/17
	114,334	—	—	12.04	10/16/18
	54,666	27,334	—	32.10	09/14/16
David M. Sagehorn	3,000	—	—	28.27	10/14/14	33,334	524,677	51,500	810,610
	3,000	—	—	41.04	10/19/15
	3,000	—	—	49.98	10/18/16
	12,800	—	—	54.63	10/17/17
	84,000	—	—	12.04	10/16/18
	28,333	14,167	—	32.10	09/14/16
	18,333	36,667	—	28.73	09/20/17
	—	61,500	—	19.24	09/19/18
Wilson R. Jones	2,000	—	—	49.98	10/18/16	20,834	327,927	31,000	487,940
	10,000	—	—	54.63	10/17/17
	40,000	—	—	12.04	10/16/18
	16,333	8,167	—	32.10	09/14/16
	13,333	26,667	—	28.73	09/20/17
	—	35,000	—	19.24	09/19/18

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options— Exercisable (#)	Number of Securities Underlying Unexercised Options— Unexercisable (#)(1)(2)	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date(1)(2)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)(5)(6)

Bryan J. B lankfield	45,000	—	—	19.75	10/15/13	10,000	157,400	26,500	417,110
	14,600	—	—	28.27	10/14/14
	24,800	—	—	41.04	10/19/15
	23,300	—	—	49.98	10/18/16
	25,800	—	—	54.63	10/17/17
	63,000	—	—	12.04	10/16/18
	17,000	8,500	—	32.10	09/14/16
	9,166	18,334	—	28.73	09/20/17
	—	29,500	—	19.24	09/19/18

Joseph H. Kimmitt	14,000	—	—	28.27	10/14/14	7,500	118,050	23,500	369,890
	16,600	—	—	41.04	10/19/15
	18,000	—	—	49.98	10/18/16
	18,400	—	—	54.63	10/17/17
	42,000	—	—	12.04	10/16/18
	16,333	8,167	—	32.10	09/14/16
	13,400	26,800	—	28.73	09/20/17
	—	23,000	—	19.24	09/19/18

Robert G. Bohn	141,500	—	—	41.04	10/19/15	—	—	36,110	568,371
	135,000	—	—	49.35	10/19/16
	150,000	—	—	54.63	10/17/17
	128,000	—	—	12.04	10/16/18
	66,667	66,667	—	32.10	09/14/16

(1)   All options that expire on October 15, 2013, October 14, 2014, October 19, 2015, October 19, 2016, October 18, 2016, October 17, 2017 and October 16, 2018 expire ten years and one month from the date of grant and vest ratably over a three year period beginning with the first 33.3% vesting one year after the date of grant, the second 33.3% vesting two years after the date of grant and the final 33.4% vesting three years after the date of grant.

(2)   All options that expire on or after September 14, 2016, other than those described in footnote 1 above, expire seven years from the date of grant and vest ratably over a three year period beginning with the first 33.3% vesting one year after the date of grant, the second 33.3% vesting two years after the date of grant and the final 33.4% vesting three years after the date of grant. As noted above, Mr. Bohn retired as Chief Executive Officer effective December 31, 2010 and his employment continued until November 30, 2011. Under the terms of our options grants and

Mr. Bohn’s Retirement Agreement, Mr. Bohn’s options that had not previously vested as of November 30, 2011 vested on such date.

(3)   The vesting dates for all restricted shares that our named executive officers held at September 30, 2011 are as follows:

	Vesting Date of Restricted Shares
Name	Date	No. of Shares
Charles L. Szews	—	—

David M. Sagehorn	09/20/12	6,667
	09/20/13	6,667
	09/19/12	6,666
	09/19/13	6,667
	09/19/14	6,667

Wilson R. Jones	05/24/12	4,167
	05/24/13	4,167
	09/19/12	4,166
	09/19/13	4,167
	09/19/14	4,167

Bryan J. Blankfield	09/19/12	3,333
	09/19/13	3,333
	09/19/14	3,334

Joseph H. Kimmitt	09/19/12	2,500
	09/19/13	2,500
	09/19/14	2,500

Robert G. Bohn	—	—

(4)   We used the closing price of our Common Stock of $15.74 on September 30, 2011 to calculate the value of unvested shares.

(5)   The vesting dates for all performance shares that our named executive officers held at September 30, 2011 are as follows:

	Vesting Date of Performance Shares
Name	9/30/12	9/30/13	9/30/14
Charles L. Szews	20,000	—	—
David M. Sagehorn	10,000	14,000	27,500
Wilson R. Jones	6,000	10,000	15,000
Bryan J. Blankfield	6,500	7,000	13,000
Joseph H. Kimmitt	6,000	7,000	10,500
Robert G. Bohn	36,110	—	—

                        As noted above, Mr. Bohn retired as Chief Executive Officer effective December 31, 2010 and his employment continued until November 30, 2011. Under the terms of our performance shares and Mr. Bohn’s Retirement Agreement, Mr. Bohn’s performance shares that had not previously vested as of November 30, 2011 vest on a pro rata basis following such date.

(6)   The number and value of performance shares reflected in the above table assume performance at target level.

EXECUTIVE COMPENSATION

Pension Benefits

The table below sets forth the number of years of credited service and the present value of accumulated benefits and payments during fiscal year 2011 for (i) each of the named executive officers other than Mr. Bohn under the Oshkosh Corporation Retirement Plan and the Oshkosh Corporation Executive Retirement Plan and (ii) Mr. Bohn under the Oshkosh Corporation Retirement Plan and the supplemental retirement benefit provisions in Mr. Bohn’s employment agreement and Retirement Agreement with us.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Charles L. Szews	Retirement Plan Executive Retirement Plan	16 15	429,023 2,814,001	— —
David M. Sagehorn	Retirement Plan Executive Retirement Plan	12 7	238,094 193,272	— —
Wilson R. Jones	Retirement Plan Executive Retirement Plan	7 3	144,698 —	— —
Bryan J. Blankfield	Retirement Plan Executive Retirement Plan	10 9	218,280 473,447	— —
Joseph H. Kimmitt	Retirement Plan Executive Retirement Plan	11 9	386,859 793,529	— —
Robert G. Bohn	Retirement Plan Supplemental Retirement Benefit	20 19	576,203 11,993,865	— —

(1)                                  Years of credited service under the Retirement Plan are based on the executive working one thousand hours during the plan year (i.e., March 1—February 28); however, years of credited service under the Supplemental Retirement Benefit and the Executive Retirement Plan are based on completed years and months of employment with us, and vesting under the Executive Retirement Plan is based on completed years of employment as an executive officer.

(2)                                  The actuarial values of the accumulated plan benefits for the Retirement Plan, the Executive Retirement Plan and Mr. Bohn’s supplemental retirement benefit were calculated using the unit credit valuation method and the following assumptions, among others: that the participants retire at their first unreduced retirement age of 62 (except for Mr. Bohn, as his Retirement Agreement with us contemplates that he retired at the age of 58 years and 7 months); that the benefit calculation date is September 30, 2011, consistent with our accounting measurement date for financial statement reporting purposes; that the discount rate is 4.7%; that the post-retirement mortality assumption is based on the RP-2000 table and a 12-year projection; that final average pay is based on the current average pay without projection; that the form of payment is a single life annuity (except for Mr. Bohn, as his Retirement Agreement with us contemplates that he will receive amounts in the form of a joint and 100% survivor annuity); and that the Retirement Plan benefit accrues ratably over the greater of 30 years or the participant’s projected years of service at age 65 and the Executive Retirement Plan benefit accrues ratably over the first 20 years from the date of hire and becomes vested 20% per year from years 5 to 10 from the date the employee became an officer.

Oshkosh Corporation Retirement Plan—Under the Retirement Plan, a salaried employee is entitled to receive upon retirement at age 65 a monthly benefit equal to 50% of average monthly compensation less 45% of the primary social security benefit payable at age 65, reduced by 1/30th for each benefit accrual year of service less than 30, or certain actuarially equivalent benefits. Average monthly compensation is based on the average of the five highest consecutive years of earnings (excluding bonuses and subject to a maximum amount of compensation as established pursuant to IRS regulations) prior to the participant’s normal retirement age or other date of termination. One thousand hours constitute a year of service. As of March 1, 1994, IRS regulations lowered the maximum amount of compensation allowed to be included in benefit calculations from $235,840 to $150,000. This amount was increased to $160,000 as of March 1, 1997, $170,000 as of January 1, 2000, $200,000 as of January 1, 2002, $205,000 as of January 1, 2004, $210,000 as of January 1, 2005, $220,000 as of January 1, 2006, $225,000 as of January 1, 2007, $230,000 as of January 1, 2008, and $245,000 as of January 1, 2009, as of January 1, 2010 and as of January 1, 2011. Accrued benefits calculated as of February 28, 1994 at the higher limit have been grandfathered. An employee who has reached the age of 55 with a minimum of five years of service may retire and begin to receive the actuarial equivalent of his or her pension benefits. The pension benefits payable to an employee who retires at age 55 with a minimum of five years of service are equal to 50% of the pension benefits that would have been payable to such employee had he or she continued his or her employment with us until he or she reached age 65. The percentage increases for each year of continued service with us between the date on which the employee reaches age 55 and the date on which the employee reaches age 65. The spouse of an employee who would have been eligible for early retirement at death is entitled to a monthly benefit equivalent to 50% of the amount of the life annuity which would have been payable to a participant as of the participant’s normal retirement age. Compensation that the Retirement Plan covers for the named executive officers generally corresponds with the base salary for each such individual, subject to the annual maximum.

Oshkosh Corporation Executive Retirement Plan — Under the Executive Retirement Plan, certain of our officers, including the named executive officers other than Mr. Bohn, are entitled to receive upon retirement a monthly benefit equal to 24% of their average monthly compensation at age 55 increasing to 40% of average monthly compensation at age 62, prorated if the executive has less than 20 years of service at retirement. This amount is reduced by the amount of any pension payable by us under the Retirement Plan, the annuity value of the executive’s 401(k) plan match and 50% of the executive’s social security benefit. Average monthly compensation is based on the average of the executive’s compensation for the highest five years of pay in the last ten years of credited service with the highest five not required to be consecutive. Beginning October 1, 2004, the final average monthly compensation includes base and bonus pay. The executive’s spouse is entitled to receive 50% of the Executive Retirement Plan benefit that would have been payable in the event of the executive’s death. Compensation that the Executive Retirement Plan covers generally corresponds with base salary and earned bonus compensation.

Supplemental Retirement Benefit — Under his supplemental retirement benefit, Mr. Bohn was entitled to receive upon retirement a monthly benefit equal to 30% of Mr. Bohn’s average monthly compensation at age 55 increasing to 50% of average monthly compensation at age 59, reduced by the amount of any pension payable by us under the Retirement Plan and subject to adjustment to the extent Mr. Bohn had not completed 20 years of employment after April 30, 1992. Average monthly compensation was based on the average of Mr. Bohn’s compensation for the three most recent years prior to Mr. Bohn’s retirement or other termination. Mr. Bohn’s spouse was entitled to receive 50% of the supplemental retirement benefit amount that would have been payable to Mr. Bohn in the event of Mr. Bohn’s death. In addition, under his employment agreement, if there were to occur a change in control of our company, as defined in his executive severance agreement, we will pay to Mr. Bohn in a single distribution the then present value of his accrued and vested supplemental retirement benefit. Compensation that the supplemental retirement benefit covered for Mr. Bohn generally corresponded with his base salary and earned bonus compensation. The Retirement Agreement that we entered into with Mr. Bohn fixes the amount that Mr. Bohn will receive as his supplemental retirement benefit entitlement at $62,411 per month payable following November 30, 2011 in the form of a joint and 100% survivor annuity.

EXECUTIVE COMPENSATION

Non-Qualified Deferred Compensation

Oshkosh Corporation Deferred Compensation Plan for Directors and Executive Officers—The following table sets forth certain information with respect to amounts earned during fiscal 2011 under the Oshkosh Corporation Deferred Compensation Plan for Directors and Executive Officers, or the Deferred Compensation Plan. Our named executive officers, other than Mr. Blankfield, have not elected to participate in the Deferred Compensation Plan, and none of our named executive officers made any contributions to the Deferred Compensation Plan during fiscal year 2011.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(2)
Charles L. Szews	—	—	—	—	—
David M. Sagehorn	—	—	—	—	—
Wilson R. Jones	—	—	—	—	—
Bryan J. Blankfield	—	—	(11,917)	—	15,950
Joseph H. Kimmitt	—	—	—	—	—
Robert G. Bohn	—	—	—	—	—

(1)                                  Aggregate earnings are not reported as compensation in fiscal year 2011 in the Summary Compensation Table.

(2)                                  Includes the amount of employee contributions that would have been reported as compensation to the named executive officer in the Summary Compensation Table for the year in which such amount was earned and deferred if the officer had been a named executive officer in such year.

Under the Deferred Compensation Plan, each participating named executive officer may defer up to 65% of the executive officer’s base salary for the plan year, up to 85% of the executive officer’s annual incentive compensation payable in the plan year for services and performance during the preceding plan year, and up to 100% of any share-based long-term incentives.

An executive participating in the Deferred Compensation Plan may elect to have his deferrals credited to a fixed-income investment account or in a stock account. Deferrals credited to a fixed-income investment account earn interest at the prime rate as published in The Wall Street Journal on the last business day of the immediately preceding plan year quarter, plus 1%. Deferrals credited to a stock account are treated as though invested in our Common Stock. Any dividends earned on our Common Stock are reinvested in each executive’s stock account.

Payments from the Deferred Compensation Plan may be made in a lump sum or in annual installments for up to ten years at the election of the executive. Payments generally initiate upon the executive’s separation from service with us. However, in the event of a change in control of our company, as defined in the Deferred Compensation Plan, we will pay out the accounts of all executives in a single lump sum cash payment.

EXECUTIVE COMPENSATION

Potential Payments Upon Termination Or Change In Control

The following tables disclose potential payments and benefits under our compensation and benefit plans and arrangements to which our named executive officers would be entitled to upon a termination of employment or a change in control of our company. We list the estimated amount of compensation payable to each of our named executive officers (other than Mr. Bohn) in each situation in the tables below assuming that the termination and/or change in control of our company occurred at September 30, 2011 and that our Common Stock had a value of $15.74, which was the closing market price for our Common Stock on September 30, 2011. The actual amount of payments and benefits can only be determined at the time of such a termination or change in control, and therefore the actual amounts would vary from the estimated amounts in the tables below. Descriptions of the circumstances that would trigger payments or benefits to our named executive officers, how such payments and benefits are determined under the circumstances, material conditions and obligations applicable to the receipt of payments or benefits and other material factors regarding such agreements and plans, as well as other material assumptions that we have made in calculating the estimated compensation, follow these tables. However, refer to the Pension Benefits table above for amounts that our named executive officers would receive upon retirement absent a change in control of our company. The amounts set forth in the below table with respect to Mr. Bohn reflect the amounts that we actually paid or are payable by us to Mr. Bohn in connection with his retirement. Certain amounts set forth in the below table with respect to Mr. Bohn that we actually paid to Mr. Bohn in fiscal 2011 are also set forth in the Summary Compensation Table and/or other compensation tables above. That an amount is set forth in the below table with respect to Mr. Bohn and in the Summary Compensation Table and/or other compensation tables above should not be deemed to imply that such amount was paid more than once. In all such instances, we paid to Mr. Bohn only the amount set forth in the applicable table.

Charles L. Szews	Death ($)	Disability ($)	Retirement ($)	Involuntary Termination Without Cause or for Good Reason ($)	Change in Control ($)	Change in Control and Termination Without Cause or for Good Reason ($)
Triggered Payouts			Not Eligible
Cash Termination Payment				2,948,290		6,287,765
Continued Life, Hospitalization, Medical and Dental Insurance Coverage				38,142		60,120
Outplacement Services						150,000
Legal and Accounting Advisor Services						10,000
Unvested Stock Options
Unvested Performance Shares	214,851	214,851			214,851	214,851
Unvested Restricted Stock
Unearned Annual Cash Incentive Awards					1,000,000	1,000,000
Unvested Retirement Benefits
Additional Retirement Benefits						2,897,760
Excise Tax Gross Up Payment						3,787,598
Total Pre-tax Benefit	214,851	214,851		2,986,432	1,214,851	14,408,094

David M. Sagehorn	Death ($)	Disability ($)	Retirement ($)	Involuntary Termination Without Cause or for Good Reason ($)	Change in Control ($)	Change in Control and Termination Without Cause or for Good Reason ($)
Triggered Payouts			Not Eligible
Cash Termination Payment				1,130,002		3,369,014
Continued Life, Hospitalization, Medical and Dental Insurance Coverage						64,668
Outplacement Services						84,750
Legal and Accounting Advisor Services						10,000
Unvested Stock Options
Unvested Performance Shares	52,178	52,178			52,178	52,178
Unvested Restricted Stock	524,667	524,667			524,677	524,677
Unearned Annual Cash Incentive Awards					339,000	339,000
Unvested Retirement Benefits
Additional Retirement Benefits						1,357,352
Excise Tax Gross Up Payment						2,557,391
Total Pre-tax Benefit	576,845	576,845		1,130,002	915,855	8,359,030

Wilson R. Jones	Death ($)	Disability ($)	Retirement ($)	Involuntary Termination Without Cause or for Good Reason ($)	Change in Control ($)	Change in Control and Termination Without Cause or for Good Reason ($)
Triggered Payouts			Not Eligible
Cash Termination Payment				880,002		1,541,426
Continued Life, Hospitalization, Medical and Dental Insurance Coverage						37,792
Outplacement Services						66,000
Legal and Accounting Advisor Services						5,000
Unvested Stock Options
Unvested Performance Shares	67,525	67,525			67,525	67,525
Unvested Restricted Stock	327,927	327,927			327,927	327,927
Unearned Annual Cash Incentive Awards					264,000	264,000
Unvested Retirement Benefits
Additional Retirement Benefits
Excise Tax Gross Up Payment
Total Pre-tax Benefit	395,452	395,452		880,002	659,452	2,309,670

Bryan J. Blankfield	Death ($)	Disability ($)	Retirement ($)	Involuntary Termination Without Cause or for Good Reason ($)	Change in Control ($)	Change in Control and Termination Without Cause or for Good Reason ($)
Triggered Payouts			Not Eligible
Cash Termination Payment				878,280		2,852,274
Continued Life, Hospitalization, Medical and Dental Insurance Coverage						64,116
Outplacement Services						65,871
Legal and Accounting Advisor Services						10,000
Unvested Stock Options
Unvested Performance Shares	107,423	107,423			107,423	107,423
Unvested Restricted Stock	157,400	157,400			157,400	157,400
Unearned Annual Cash Incentive Awards					263,484	263,484
Unvested Retirement Benefits
Additional Retirement Benefits						1,137,754
Excise Tax Gross Up Payment						1,934,721
Total Pre-tax Benefit	264,823	264,823		878,280	528,307	6,593,043

Joseph H. Kimmitt	Death ($)	Disability ($)	Retirement ($)	Involuntary Termination Without Cause or for Good Reason ($)	Change in Control ($)	Change in Control and Termination Without Cause or for Good Reason ($)
Triggered Payouts
Cash Termination Payment				805,226		2,615,028
Continued Life, Hospitalization, Medical and Dental Insurance Coverage						4,706
Outplacement Services						60,392
Legal and Accounting Advisor Services						10,000
Unvested Stock Options
Unvested Performance Shares	76,733	76,733	76,733		76,733	76,733
Unvested Restricted Stock	118,050	118,050			118,050	118,050
Unearned Annual Cash Incentive Awards					241,568	241,568
Unvested Retirement Benefits
Additional Retirement Benefits						1,027,379
Excise Tax Gross Up Payment						1,609,437
Total Pre-tax Benefit	194,783	194,783	76,733	805,226	436,351	5,763,293

Robert G. Bohn	Death ($)	Disability ($)	Retirement ($)	Involuntary Termination Without Cause or for Good Reason ($)	Change in Control ($)	Change in Control and Termination Without Cause or for Good Reason ($)
Triggered Payouts
Bonus Payment in Lieu of Performance Shares and Long-Term Incentive Awards			1,000,000
Early Retirement Supplement			1,000,000
Supplemental Retirement Benefit			11,993,865
Continued Medical, Dental and Vision Insurance Coverage			33,138
Continued Annual Physical Allotment			20,000
Unvested Stock Options(1)			0
Unvested Performance Shares			629,207
Total Pre-tax Benefit			14,676,210

(1)          The amount shown was determined based on the closing price of our Common Stock on November 30, 2011, the vesting date for Mr. Bohn’s stock options, which price was less than the exercise price for Mr. Bohn’s stock options. Mr. Bohn’s stock options expire on November 30, 2014.

Key Executive Employment and Severance Agreements — We currently have in effect Key Executive Employment and Severance Agreements, or KEESAs, with our executive officers, including each of our named executive officers, other than Mr. Bohn, whose KEESA terminated upon the effectiveness of his retirement from his position as Chief Executive Officer on December 31, 2010. Under the KEESAs, after a change in control of our company, if we terminate the executive’s employment other than by reason of death, disability or for cause, then the executive is entitled to a cash termination payment and other benefits. The executive is also entitled to a cash termination payment and other benefits if, after the change in control of our company, the executive terminates his employment for good reason. The termination payment will be equal to the sum of the executive’s annual salary in effect at the change in control (or any subsequent higher salary) plus the highest annual bonus award paid during the three years before the change in control, multiplied by the number of years remaining in the employment period (up to three but not less than one, and up to two, but not less than one, for Mr. Jones). The amounts in the tables assume the maximum three years (or two years for Mr. Jones) remaining in the employment period. If the executive is entitled to a cash termination payment, then the executive (except for Mr. Jones) also is entitled to (i) additional pension benefits equal to the difference between the amount he would actually be entitled to receive on retirement and the amount to which he would have been entitled to receive had he continued to work until the earlier of age 65 or the number of years remaining in the employment period (up to three) and (ii) the difference between the unreduced social security benefit payable to the executive if his employment continued until his unreduced social security age and the actual social security benefit payable to the executive at the end of the employment period. This payment ceases at the executive’s unreduced social security age. In addition, the KEESAs provide for outplacement services and continuation of life and disability insurance for up to three years (two years for Mr. Jones), hospitalization, medical and dental coverage and other welfare benefits as in effect at the termination. The KEESAs (except for Mr. Jones) provide that if the payments under the agreement are an “excess parachute payment” for purposes of the

Internal Revenue Code, then we will pay the executive the amount necessary to offset the 20% excise tax that the Internal Revenue Code imposes and any additional taxes on this payment. To the extent that payments to Mr. Jones under his agreement would be considered “excess parachute payments,” the payments will be reduced to a point at which they are no longer considered excess parachute payments, or he will receive the full payment and be personally liable for the excise tax, whichever produces the larger after-tax benefit to him. In fiscal 2008, we revised the terms of the KEESAs with the purpose of ensuring that payments under the agreement are not “income includible under Section 409A” for purposes of the Internal Revenue Code. However, if for some reason payments under the agreement are nonetheless “income includible under Section 409A,” then we can be obligated to pay the executive the 20% additional income tax that Internal Revenue Code Section 409A imposes and interest and any additional taxes on this payment.

In consideration of the KEESA benefits, each executive officer party to a KEESA agrees not to compete with us for a period of 18 months after the executive officer leaves us and to keep in confidence any proprietary information or confidential information for a period of 18 months after the executive officer leaves us. Our Board of Directors can waive both of these conditions.

Under the KEESAs, there is a “change in control” if:

•                  any person is or becomes the beneficial owner of securities representing 25% or more of our outstanding Common Stock;

•                  there is a change in the composition of our Board of Directors that at least two-thirds of the existing directors have not approved;

•                  a merger, consolidation or share exchange with any other corporation (or the issuance of voting securities in connection with a merger, consolidation or share exchange) is consummated in which our shareholders control less than 50% of combined voting power after the merger, consolidation or share exchange; or

•                  our shareholders approve a plan of complete liquidation or dissolution or a sale or disposition by us of all or substantially all of our assets is consummated.

Under the KEESAs, the term “cause” generally means:

•                  committing any act of fraud, embezzlement or theft in connection with the executive’s duties as an executive officer;

•                  continuing, willful and unreasonable refusal by an executive to perform duties or responsibilities;

•                  willfully engaging in illegal conduct or gross misconduct that causes us demonstrable and serious financial injury;

•                  willfully disclosing our trade secrets or confidential information; or

•                  engaging in competition with us that our Board of Directors determines to be materially harmful to us.

Under the KEESAs, the term “good reason” generally means:

•                  a breach of the agreement by us;

•                  any reduction in an executive’s base salary, percentage of base salary available as incentive compensation or bonus opportunity or benefits;

•                  a material adverse change in the executive’s working conditions or status with us from such working conditions or status in effect during the 180-day period prior to the change in control, including but not limited to a significant change in the nature or scope of his authority, powers, functions, duties or responsibilities or a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements, but in each case excluding for this purpose an isolated, insubstantial and inadvertent event not occurring in bad faith that we remedy promptly after receipt of notice thereof;

•                  relocation of the executive’s principal place of employment to a location more than 50 miles from the executive’s principal place of employment during the 180-day period prior to the change in control;

•                  we require the executive to travel on business to a materially greater extent than was required during the 180-day period prior to the change in control;

•                  our failure to cause a successor to assume an executive’s agreement; or

•                  we terminate the executive’s employment after a change in control without delivering proper notice of termination.

Stock Option Agreements — We have granted stock option awards to our named executive officers under the Oshkosh Corporation 1990 Incentive Stock Plan, the Oshkosh Corporation 2004 Incentive Stock and Awards Plan, and the Oshkosh Corporation 2009 Incentive Stock and Awards Plan. Each plan contains provisions that apply upon a termination of an executive or a change in control of our company.

Oshkosh Corporation 1990 Incentive Stock Plan

Under this plan and the related award agreements, if the executive’s employment terminates by reason of the executive’s death, disability or retirement, then the option award will become fully vested and will remain exercisable by the executive or his beneficiary for a period of one year after the date of the executive’s death or disability or three months after the date of the executive’s retirement. If we cease to employ the executive for any reason other than death, disability or retirement, then that portion of the option award that is exercisable on the date of the executive’s termination of employment will remain exercisable for a period of three months after such date and the remaining portion of the option award will automatically expire on such date. Effective upon a change in control of our company, the option award will fully vest and will immediately become exercisable. “Change in control” in this plan is defined in the same manner as under the KEESAs.

Oshkosh Corporation 2004 Incentive Stock and Awards Plan

Under this plan and the related award agreements, if the executive’s employment terminates by reason of the executive’s death, disability or retirement, then the option award will become fully vested and will remain exercisable by the executive or his beneficiary for a period of one year after the date of the executive’s death or disability or one to three years after the date of the executive’s retirement. Effective upon a change in control of our company, the option award will fully vest and will immediately become exercisable, and the executive holding the option award will have the right to receive, in exchange for surrender of each option, an amount of cash equal to the excess, if any, of the fair market value of a share of our Common Stock as determined on the date of exercise over the exercise price of the option as stated on the date the option was awarded. “Change in control” in this plan is defined in the same manner as under the KEESAs.

Oshkosh Corporation 2009 Incentive Stock and Awards Plan

Under this plan and the related award agreements, if the executive’s employment terminates by reason of the executive’s death, disability or retirement, then the option award will become fully vested and will remain exercisable by the executive or his beneficiary for a period of one year after the date of the executive’s death or disability or three years after the date of the executive’s retirement. Effective upon a change in control of our company, the option award will fully vest and will immediately become exercisable, and the executive holding the option award will have the right to receive, in exchange for surrender of each option, an amount of cash equal to the excess, if any, of the fair market value of a share of our Common Stock as determined on the date of exercise over the exercise price of the option as stated on the date the option was awarded. “Change in control” in this plan is defined in the same manner as under the KEESAs.

The amounts in the tables above (other than with respect to Mr. Bohn) include the value attributable to unvested stock options that our named executive officers held valued at the amount by which the closing price of our Common Stock on September 30, 2011 exceeds the exercise price of the unvested options. Because the closing price of our Common Stock on September 30, 2011 did not exceed the exercise price, no amounts are reflected in the above tables with respect to unvested stock options.

Performance Share Awards — Performance share awards have been granted to our named executive officers under the Oshkosh Corporation 2004 Incentive Stock and Awards Plan and the Oshkosh Corporation 2009 Incentive Stock and Awards Plan. Under these plans and the related award terms, if the executive’s employment terminates by reason of the executive’s death, disability or retirement after the tenth trading day of the performance period in respect of an award, then the executive will receive a proportionate number of the shares of our Common Stock that the executive would have received had the performance period ended on the date of termination based on the number of days that have elapsed in the performance period prior to the date of termination. If we cease to employ the executive for any reason other than death, disability or retirement, then the executive will forfeit any rights with respect to an award of performance shares. Pursuant to the award terms, effective upon a change in control of our company that occurs during the performance period in respect of an award, the executive will be fully vested in the number of shares of our Common Stock calculated as if the performance period ended on the date of the change in control. The tables above (other than with respect to Mr. Bohn) do not reflect any amounts relating to performance share awards that we granted in fiscal years 2009 and 2010 because the total shareholder return under these awards calculated as of September 30, 2011 was below the threshold. For performance share awards that we granted in fiscal 2008, the amounts shown in the tables above (other than with respect to Mr. Bohn) reflect that the total shareholder return was right below (195% of shares awarded) the maximum payout level as of September 30, 2011. Amounts are not shown for performance shares granted in fiscal year 2011 because the performance period for those awards does not begin to run until the beginning of fiscal year 2012.

Restricted Stock — We have granted restricted stock awards to our named executive officers under the Oshkosh Corporation 2009 Incentive Stock and Awards Plan. Under this plan and the related award agreements, if the executive’s employment terminates by reason of the executive’s death, disability or, for awards granted prior to September 2011, retirement, then any shares of restricted stock that are not vested will become fully vested at the time the executive’s employment is terminated as a result of death, disability or retirement. Mr. Kimmitt was the only named executive officer eligible for retirement under this plan at September 30, 2011. If we cease to employ the executive for any reason other than death, disability or retirement, then any shares of restricted stock held by the executive that are not vested on the date of such termination will be immediately forfeited. Effective upon a change in control of our company, any shares of restricted stock that have not vested will vest and the executive will have the right to receive, in exchange for surrender of such shares of restricted stock, an amount of cash equal to the greater of (i) the fair market value of a share of our stock as determined on the date of the change in control, (ii) the highest per share price paid in the change in control transaction or (iii) the fair market value of a share calculated on the date of surrender.

Oshkosh Corporation Executive Retirement Plan — Upon a change in control of our company, executives participating in our Executive Retirement Plan are credited with up to an additional three years of service (except for Mr. Jones) and this benefit is vested without regard to the normal vesting schedule under the plan. Furthermore, if we terminate the executive’s employment for any reason following the change in control, the executive will be entitled to receive a single lump sum cash payment equal to the present value (as determined under the Executive Retirement Plan) of the executive’s earned and vested benefits under the Executive Retirement Plan through December 31, 2004, within 60 days after the termination of the executive’s employment. “Change in control” is defined in the same manner as under the KEESAs for this purpose. The executive will also be entitled to receive a single lump sum cash payment equal to the present value (as determined under the Executive Retirement Plan) of the executive’s earned and vested benefits under the Executive Retirement Plan for the period commencing January 1, 2005, within 60 days of the change in control. “Change in control” has a specified meaning for this purpose as defined in the Executive Retirement Plan.

Annual Cash Incentive Awards — Under the Oshkosh Corporation 2004 Incentive Stock and Awards Plan and the Oshkosh Corporation 2009 Incentive Stock and Awards Plan, upon a change in control of our company, for any annual cash incentive award that a named executive officer has not earned by the time of the change in control, the named executive officer is entitled to receive a proportionate amount of the executive’s annual cash incentive target award opportunity, based on the number of whole months that have elapsed in the fiscal year prior to the change in control. For each named executive officer, the amounts we disclose as “Unearned Annual Cash Incentive Awards” in the tables above (other than with respect to Mr. Bohn) assume that the change in control occurred prior to the end of the fiscal year and, therefore, the named executive officers did not yet earn their annual cash incentive awards, but the amounts do reflect the full target award opportunity for such executive for fiscal 2011 rather than only a proportionate amount. The Summary Compensation Table reflects the actual amount of the annual cash incentive award that each named executive officer earned for fiscal 2011. A named executive officer would not be entitled to receive both the amount in the tables above and the amount in the Summary Compensation Table.

For purposes of determining the amount of any excise tax that the Internal Revenue Code may impose as a result of our payment of an executive’s annual cash incentive target award opportunity upon a change in control of our company and to enable us to estimate any excise tax gross-up payment that we would have to pay to the executive (except for Mr. Jones, to whom we are not obligated to make any such payment), we assume that the executive has earned the entire amount of the award as of September 30, 2011, the assumed date of the change in control.

Deferred Compensation Plans — A termination of an executive officer or a change in control of our company would not impact the amounts payable to our named executive officers under the Oshkosh Corporation Deferred Compensation Plan for Directors and Executive Officers.

EXECUTIVE COMPENSATION

Executive Employment Agreements

Mr. Szews’ Employment Agreement

We entered into an employment agreement with Mr. Szews on March 20, 2007 and amended the agreement in 2008 to bring the agreement in compliance with the requirements of Internal Revenue Code Section 409A. We amended the agreement again on April 26, 2011 in connection with Mr. Szews’ appointment as Chief Executive Officer. Under the employment agreement, as amended, we have the right to terminate Mr. Szews’ employment at any time. If we terminate Mr. Szews’ employment without cause or Mr. Szews terminates his employment for good reason, then, provided that Mr. Szews executes a release of claims against us, Mr. Szews will generally be entitled to receive as severance pay, in lieu of base salary and bonus for the remaining term of the employment agreement, an amount equal to the sum of (i) the product of two times the sum of (A) Mr. Szews’ then current base salary, plus (B) a representative annual bonus amount for Mr. Szews, plus (ii) if Mr. Szews will not receive a bonus with respect to the fiscal year in which such termination occurs under the bonus plan then in effect solely as a result of the termination of Mr. Szews’ employment, a pro rata bonus for the fiscal year in which the termination occurs in an amount based upon the bonus (if any) that Mr. Szews would have received had he remained employed through the entire fiscal year. If Mr. Szews is entitled to severance pay, then, for no additional consideration, Mr. Szews is obligated to make himself available to consult with and otherwise assist or provide general advice to our then Chief Executive Officer and to our Board of Directors as and at such times as they may reasonably request during the two-year period after the date of termination of Mr. Szews’ employment.

In consideration of the benefits provided to Mr. Szews in his employment agreement, Mr. Szews entered into a confidentiality and loyalty agreement with us whereby he agrees not to compete with us for a period of 18 months after the termination of his employment and to keep in confidence any proprietary information or confidential information for a period of two years after the termination of his employment. In this agreement, Mr. Szews also agrees not to solicit our employees and to notify us before accepting employment with a competitor of ours for a period of 18 months after the termination of his employment.

Under Mr. Szews’ employment agreement, “cause” is defined as follows:

•                                          engaging in misconduct that is substantially injurious to us;

•                                          engaging in any willful act or omission that materially injures our reputation, business or prospects;

•                                          being convicted of a felony;

•                                          consenting to an order of the SEC for a violation of the federal securities laws;

•                                          failing to perform material duties in a competent and efficient manner which failure is not due to illness or disability;

•                                          being made subject to a petition under the federal bankruptcy laws or any state insolvency law or having a receiver appointed;

•                                          failing to file timely federal or state income tax returns and to pay related taxes;

•                                          being involved in the commission of an impropriety involving our financial statements;

•                                          committing material violations of our codes of conduct; or

•                                          materially breaching obligations under the confidentiality and loyalty agreement.

Under Mr. Szews’ employment agreement, the term “good reason” means any substantial breach by us of the employment agreement that is not remedied by us promptly after receipt of notice thereof from Mr. Szews.

Mr. Bohn’s Retirement Agreement

We entered into a Retirement Agreement with Mr. Bohn on September 21, 2010. The Retirement Agreement provides that Mr. Bohn’s amended employment agreement, dated as of January 1, 2008, remained in effect until December 31, 2010. In addition, the Retirement Agreement confirmed that Mr. Bohn would be a participant in our annual cash bonus plan for fiscal year 2010 and provided that he would be entitled to a payout in accordance with the terms of the grant and calculated in a manner consistent with that of other senior executives. The Retirement Agreement also confirms that Mr. Bohn’s outstanding performance share and stock option awards will remain outstanding in accordance with the respective terms for such awards. Also, pursuant to the Retirement Agreement, in lieu of any bonus, long-term incentive or performance shares for fiscal year 2011, Mr. Bohn received a bonus payment of $1,000,000 on December 31, 2010, which was the date that he retired as Chief Executive Officer.

The Retirement Agreement provides that, for the period from January 1, 2011 through November 30, 2011, Mr. Bohn continued his employment and made himself available to the Chief Executive Officer and the Board of Directors. During this period, Mr. Bohn received an aggregate salary equal to $1,000,000 and, subject to certain exceptions, continued to participate in our benefit plans at levels in effect prior to January 1, 2011. The Retirement Agreement also provides that Mr. Bohn will receive an early retirement supplement in the amount of $1,000,000, payable proportionately over thirty-six months commencing after November 30, 2011. The Retirement Agreement fixes the amount that Mr. Bohn will receive as his supplemental retirement benefit under his Employment Agreement at $62,411 per month payable following November 30, 2011 in the form of a joint and 100% survivor annuity.

The benefits we describe above are in lieu of certain benefits to which Mr. Bohn was entitled under his employment agreement with us and are reflected in the table above with respect to Mr. Bohn. In addition to these benefits, the Retirement Agreement provides that Mr. Bohn will be bound by certain restrictive covenants for periods that are longer than those that would have applied under his employment agreement. Finally, as a condition to receiving certain benefits provided to him under the Retirement Agreement, Mr. Bohn agreed to execute general releases of claims against us and our affiliates.

Mr. Bohn’s Employment Agreement

We entered into an employment agreement with Mr. Bohn on October 15, 1998 and amended the agreement in 2008 to bring the agreement in compliance with the requirements of Internal Revenue Code Section 409A. Pursuant to Mr. Bohn’s Retirement Agreement, the employment agreement terminated on December 31, 2010, except for certain provisions contained in the employment agreement related to Mr. Bohn’s base salary, supplemental retirement benefit, fringe benefits and restrictive covenants, which remained in effect for such time as set forth in the Retirement Agreement. Under the employment agreement, if we terminated Mr. Bohn’s employment during the term of the employment agreement without cause, or if Mr. Bohn terminated his employment for good reason, then we would have been obligated to continue to pay his base salary and certain fringe benefits, including medical and dental insurance, pension and retirement benefits, and provide other similar benefits for the remainder of the term as provided in the employment agreement. In addition to salary and fringe benefits, if we terminated Mr. Bohn’s employment during the term of the employment agreement without cause, or if Mr. Bohn terminated his employment for good reason, then we would have been also obligated to pay to Mr. Bohn, on the last day of each fiscal year during the term as provided in the employment agreement, an amount equal to the average bonus paid or payable to Mr. Bohn with respect to the three full fiscal years preceding the date of termination of Mr. Bohn’s employment. If Mr. Bohn became totally disabled during the term of his employment with us, and he was not paid his base salary, Mr. Bohn would have been entitled to receive benefits under our long-term disability program in an aggregate amount equal to 60% of his base salary then in effect for so long as such benefits would continue under our long-term disability program. However, under the Retirement Agreement, Mr. Bohn will now receive the retirement and other benefits we describe above in lieu of the benefits he would have received under the employment agreement had his employment been terminated as a result of any of the circumstances we describe above having occurred.

Mr. Bohn’s employment agreement entitled him to life insurance equal to three times his base salary and target bonus. The Summary Compensation Table reflects the premiums we have paid for this life insurance, but we do not include amounts payable under this life insurance in the table above that relates to Mr. Bohn.

Under his employment agreement, Mr. Bohn agreed not to compete with us for a period of one year after the termination of his employment and to keep in confidence any proprietary information or confidential information for a period of five years after the termination of his employment. However, under the Retirement Agreement, Mr. Bohn’s non-competition covenant will now extend for a two-year period following November 30, 2011, and his confidentiality obligations will extend for a five-year period following November 30, 2011.

DIRECTOR COMPENSATION

The table below summarizes the compensation paid to or earned by our non-employee directors during fiscal 2011.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(3)(4)	Option Awards ($)(3)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)	Total ($)
Richard M. Donnelly	195,611	51,921	52,749	94	—	300,375
Michael W. Grebe	87,719	51,921	52,749	—	—	192,389
Peter B. Hamilton(2)	19,625	24,040	24,420	—	—	68,085
John J. Hamre	78,186	51,921	52,749	—	—	182,856
Kathleen J. Hempel	78,733	51,921	52,749	—	—	183,403
Leslie F. Kenne	68,864	60,997	61,754	—	—	191,615
Harvey N. Medvin	78,500	51,921	52,749	—	—	183,170
J. Peter Mosling, Jr.	78,500	51,921	52,749	—	—	183,170
Craig P. Omtvedt	88,500	51,921	52,749	—	—	193,170
Duncan J. Palmer(2)	19,625	24,040	24,420	—	—	68,085
Richard G. Sim	78,500	51,921	52,749	—	—	183,170
William S. Wallace	53,963	51,921	52,749	—	—	158,633

(1)                                 Mr. Szews, who serves as both a director and as our President and Chief Executive Officer, received no additional compensation for his service on our Board of Directors and is not included in this table. The compensation Mr. Szews received as our President and Chief Executive Officer during and for fiscal 2011 is shown in the Summary Compensation Table on page 47.

(2)                                 Our Board of Directors appointed Peter B. Hamilton and Duncan J. Palmer to our Board on July 18, 2011. In connection with their appointment, on July 18, 2011, we awarded each of Mr. Hamilton and Mr. Palmer 800 shares of restricted stock and options to purchase 1,500 shares of our Common Stock at a price of $30.05 per share. The restricted stock and stock option awards were each made under our 2009 Incentive Stock and Awards Plan. In addition, upon their appointment, both Mr. Hamilton and Mr. Palmer became entitled to receive the quarterly retainer paid to our non-employee directors and received a pro rata portion of the quarterly retainer paid to our non-employee directors during the fourth quarter of fiscal 2011 based on their appointment to our Board on July 18, 2011.

(3)                                 As applicable SEC rules require, amounts in this column are based on the aggregate grant date fair value of awards to our directors under our 2009 Incentive Stock and Awards Plan rather than actual amounts we paid to these directors or amounts that the directors actually realized or will realize as a result of these awards. We computed the aggregate grant date fair value of these awards in accordance with FASB ASC Topic 718. We based the fair value of stock awards on the market price of the shares awarded on the date of grant (which considers the value of dividends that the holder of restricted shares is entitled to receive). We calculated the fair values of option awards using a Black—Scholes valuation model. Note 17 to our audited consolidated financial statements for the fiscal year ended September 30, 2011, which we included in our Annual Report on Form 10-K that we filed with the SEC on November 16, 2011, includes assumptions that we used in the calculation of these amounts.

(4)                                 The table below sets forth the aggregate number of unvested restricted stock awards and the aggregate number of stock option awards of each of our non-employee directors outstanding at September 30, 2011.

Name	Aggregate Number of Outstanding Restricted Stock Awards (#)	Aggregate Number of Outstanding Stock Option Awards (#)
Richard M. Donnelly	—	34,050
Michael W. Grebe	—	53,050
Peter B. Hamilton	—	1,500
John J. Hamre	—	5,450
Kathleen J. Hempel	—	53,050
Leslie F. Kenne	—	3,075
Harvey N. Medvin	—	18,250
J. Peter Mosling, Jr.	—	29,050
Craig P. Omtvedt	—	9,350
Duncan J. Palmer	—	1,500
Richard G. Sim	—	53,050
William S. Wallace	—	2,500

(5)                                 The amounts in this column represent above-market interest on non-qualified deferred compensation computed on a quarter by quarter basis. The above-market interest rate is the percentage amount by which the interest rate earned on deferred compensation in fiscal 2011 exceeded 120% of the applicable federal long-term interest rate, with compounding, at the time the interest rate was set. The interest rate earned on deferred compensation for the first, second, third and fourth quarters of fiscal 2011 was 4.25%, 4.25%, 4.25% and 4.25%, respectively. For the same periods, 120% of the applicable long-term interest rate was 4.34%, 4.18%, 5.07% and 4.78%, respectively.

Retainer and Meeting Fees

Each non-employee director, other than Mr. Donnelly, is entitled to receive an annual retainer of $65,000. Mr. Donnelly is entitled to receive an additional annual retainer of $150,000 in recognition of his position as Chairman of the Board. The Chairpersons of the Audit Committee and the Human Resources Committee receive an additional annual retainer of $10,000 and the Chairpersons of the Governance and other Committees receive an additional annual retainer of $5,000. Committee members receive an additional fee of $13,500 per calendar year for each Committee on which they serve. Additionally, we reimburse directors for reasonable travel and related expenses that they incur in attending Board and Board committee meetings as well as continuing education programs.

Stock Options

We generally grant stock options to our non-employee directors at the meeting of our Board of Directors held on the date of our Annual Meeting of Shareholders, or at the time a director joins our Board. Upon election at our 2011 Annual Meeting of Shareholders, we granted to each of our non-employee directors 2,500 stock options under the Oshkosh Corporation 2009 Incentive Stock and Awards Plan. The exercise price for options is the closing share price of our Common Stock on the date of the grant. Options have a term of 7 years and vest ratably over a three year period beginning with the first 33.3% vesting one year after the date of grant, the second 33.3% vesting two years after the date of grant and the final 33.4% vesting three years after the date of grant. If a director ceases to be a member of the Board as a result of death, disability or retirement, then the director’s options will become fully vested. If a director ceases to be a member of the Board for any reason other than death, disability or retirement, prior to the date the options are fully vested, then the director will forfeit the options that have not vested on the date the director ceases to be a member of the Board. Effective upon a change in control of our company, the option will fully vest and will immediately become exercisable and the director holding the option will have the right to receive, in exchange for surrender of the option, an amount of cash equal to the excess of the greater of (i) the fair market value of a share of our Common Stock as determined on the date of the change in control and (ii) the highest per share price paid in the change in control transaction over the purchase or grant price of such shares under the option award.

Restricted Stock Awards

We generally grant shares of restricted stock to our non-employee directors at the meeting of our Board of Directors held on the date of our Annual Meeting of Shareholders, or at the time a director joins our Board. Upon election at our 2011 Annual Meeting of Shareholders, we granted to each of our then non-employee directors 1,350 shares of restricted stock under the Oshkosh Corporation 2009 Incentive Stock and Awards Plan, which are subject to certain limited restrictions on transfer.

Deferred Compensation Plan

Our non-employee directors may elect to participate in our Deferred Compensation Plan for Directors and Executive Officers, under which each director may defer up to 100% of all retainer fees, attendance fees and fees for serving as a committee chair. We will reduce the fees paid to each director by the amount of all deferrals made on his or her behalf.

A director participating in the Deferred Compensation Plan may elect to have his or her deferrals credited to a fixed-income investment account or a stock account. Deferrals credited to a fixed-income investment account earn interest at the prime rate as published in The Wall Street Journal on the last business day of the immediately preceding plan year quarter, plus 1%. Deferrals credited to a stock account are treated as though invested in our Common Stock. Any dividends earned on our Common Stock are reinvested in each director’s stock account.

Payments from the Deferred Compensation Plan may be made in a lump sum or in annual installments for up to ten years at the election of the director. Payments generally initiate upon the director ceasing to be a member of the Board. However, in the event of a change in control of our company, as defined in the Deferred Compensation Plan, we will pay out the accounts of all directors in a single lump sum cash payment.

Stock Ownership Guidelines for Directors

The Human Resources Committee has also adopted stock ownership guidelines that apply to non-employee directors to ensure that our non-employee directors have a direct stake in the oversight and development of our company by becoming shareholders. Under these guidelines, our non-employee directors are encouraged to acquire and own our Common Stock in an amount equal to five times the annual cash retainer paid to these non-employee directors. Non-employee directors should achieve this stock ownership level within five years of becoming a director.

As of May 2011, when the Committee last reviewed these guidelines, Messrs. Donnelly, Grebe, Medvin, Mosling, Omtvedt and Sim and Ms. Hempel exceeded the stock ownership levels in these guidelines. Messrs. Hamilton, Hamre, Palmer, Gen. (Ret.) Wallace and Lt. Gen. (Ret.) Kenne have each served as a director for less than five years. Mr. Shiely will become subject to these guidelines if elected as a director. As Mr. Szews also served as an executive officer of our company, he was subject to the stock ownership guidelines that apply to our officers.